CSL

Press Release

For immediate release

23 August 2006

Full Year Result
Profit from continuing operations up 49% to $351m

CSL Limited today announced its operating result for the full year ended 30 June 2006.

HIGHLIGHTS

Financial

- Sales revenue of $2.8 billion, up 9% on the previous year;
- Net profit after tax from continuing operations[(1)] of $351m, up 49%;
- Robust performance underpins decision to provide for a contingent payment[(2)] of US$250m arising from the acquisition of Aventis Behring;
- Strong net operating cash flow of $522m;
- Final dividend[(3)] of 40 cents per share, unfranked, payable on 13 October 2006. Total ordinary dividends for the year were 68 cents per share up 21 cents on the previous year.

Operational

- GARDASIL® (world's first cervical cancer vaccine) received marketing approval by US Food and Drug Administration (FDA) and Australian Therapeutic Goods Administration (TGA);
- Announcement of plans to double influenza production capacity to 40m doses per season to facilitate US entry strategy;
- Encouraging preliminary results from Avian flu trials;
- Vivaglobin® approved by US FDA - the first subcutaneous immunoglobulin in the US market;
- Proposal to acquire Zenyth Therapeutics Ltd by scheme of arrangement.

Dr McNamee, CSL's Managing Director said, "The Aventis Behring integration is now complete having exceeded our synergy targets. Our licensee Merck has received approval in the US and Australia to market GARDASIL®, the world's first cervical cancer vaccine. We announced plans to double our flu manufacturing capacity and enter the US market and we have made a proposal to acquire Zenyth Therapeutics, which will strengthen our research interests in recombinant antibodies.

"Building on this momentum, we have taken a decision to align the company's various visual identities and operating names to strengthen connections throughout CSL. Key changes include 'ZLB Behring' transitioning to 'CSL Behring' and 'CSL Pharmaceuticals' transitioning to 'CSL Biotherapies', which will include our global flu business.

"Given our strong performance this year we have decided to raise a US$250m provision for the contingent payment agreed to when we acquired Aventis Behring," Dr McNamee said.

BUSINESS REVIEW

Result overview

CSL Limited's operating results for the year ended 30 June 2006 reflects a strong contribution by CSL Behring with sales growing 11% to $2.4b. CSL Behring's growth was a function of solid performance across the product portfolio reflecting the company's strategy of taking a disciplined, 'profitable litres' approach to sales.

Growing sales in the United States of America for intravenous immunoglobulin has given rise to additional demand for the raw material - plasma. CSL Behring is well placed for continued growth through its own plasma collection centres and plasma purchased from US and European blood banks.

After achieving and exceeding targets set for the integration of CSL Behring, the business unit has now replaced the financial benefit of selling discounted inventory acquired within Aventis Behring with synergy benefits delivered from significantly restructuring the business and improving operational efficiencies.

CSL Bioplasma's sales declined 8% to $191m which is attributed to the Australian Government's policy change to import recombinant coagulation factors reducing demand for CSL's plasma derived therapies

CSL Biotherapies, the new name for CSL Pharmaceutical, grew sales by 3% to $212m largely driven by growth in Northern Hemisphere Influenza Vaccine sales.

A new agreement was signed with Merck & Co, Inc (Merck) for the Australian distribution of a number of important new and existing vaccines. Included are vaccines for the prevention of shingles (ZOSTAVAX®), rotavirus induced gastroenteritis (ROTATEQ®) and a combined measles, mumps, rubella and chicken pox vaccine (PROQUAD®) as well

as the current marketed range of Merck vaccines. Much work is also currently underway planning for the launch of GARDASIL® in Australia.

The Group's strong operating cashflow of $522m was partly a consequence of continued reduction in excess inventory acquired with Aventis Behring.

Business development

GARDASIL® – Human Papillomavirus Vaccine
On 8 June, CSL's Licensee, Merck, received approval from the US Food and Drug Administration (FDA) for GARDSIL® the only vaccine available in the U.S. for the prevention of HPV types 16 and 18 related cervical cancer, for girls and women ages nine to 26 years. GARDASIL® is also approved for the prevention of genital warts and low grade cervical lesions caused by HPV types 6, 11, 16 & 18.

Other countries where GARDASIL® is now approved include Mexico, Australia and New Zealand. Applications for GARDASIL® are currently under review with regulatory agencies worldwide including but not limited to agencies in Argentina, Brazil, the European Union, Singapore and Taiwan. Additionally, Merck is actively working to accelerate the availability of GARDASIL® in the developing world.

Influenza
Internationalisation of the company's influenza vaccine continues. Licenses have been obtained in key European markets and clinical trials for registration in the United States have commenced. This process is incurring additional research & development and market development costs.

A capital investment of $80 million over the next two years will double capacity at the company's Melbourne facility to approximately 40 million doses per season, making it one of the largest vaccine manufacturing plants in the world. Contingent upon regulatory approval, the company intends to have an initial supply of vaccine available for the US 2007-2008 flu season.

Pandemic Influenza
Earlier in the year, the company announced encouraging results from its initial clinical trial of a pandemic influenza vaccine based on the H5N1 avian virus. The study population used in the trial demonstrated an appropriate immune response to the vaccine showing it is possible to vaccinate humans against H5N1. Further research is required to explore responses to higher doses of antigen in a broader age group.

Plasma Therapies

The US FDA approved Vivaglobin in early January 2006. Vivaglobin® is the first subcutaneous immunoglobulin approved in the US and offers primary immune deficient patients with an alternative infusion method. Vivaglobin® sales are progressing to plan with strong interest from patients.

The clinical trial for a chromatographic, high-yielding liquid immunoglobulin for intravenous administration has been completed and filings will be made shortly with the FDA, European and Canadian agencies. Work has commenced on a large-scale chromatographic purification plant at the company's Bern facility.

A surgical study for Humate®/Haemate® (plasma derived Factor VIII) has been completed and the file supplement for this indication has been submitted to the FDA.

A multi centre clinical trial in Hereditary Angioedema is in progress with the aim of broad registration of Berinert® (C-1 Esterase Inhibitor). A clinical trial will also be completed in 2006 evaluating the use of Beriplex® (prothrombin complex) for treatment of coagulation factor deficiencies associated with Warfarin therapy.

ISCOMATRIX® adjuvant

A new facility is under construction at the company's Kankakee site in the USA to accommodate the commercial production of the CSL's proprietary adjuvant ISCOMATRIX®. Existing infrastructure is being leveraged to a large extent and an incremental investment of $20 million will be incurred. The company has a number of agreements in place including with Merck for use of *ISCOMATRIX®* in the development of a new generation of human vaccines.

OUTLOOK

Commenting on outlook for CSL, Dr McNamee said "We anticipate a stable to favourable market for plasma therapies and for the first time we are expecting a contribution from GARDASIL® this year.

"Further underpinning growth is our position as one of the few manufactures of influenza vaccine in the world and we are well placed to take advantage of increasing demand.

CSL

Press Release

"This is the right time for us to continue to grow our investment in Research and Development and we have approved an additional 10% spend on R&D for this financial year, taking our total investment to around $180m. After absorbing this additional R&D expenditure, we anticipate earnings before interest and taxes to grow approximately 20% in fiscal 2007," Dr McNamee said.

Total revenue growth is expected in the order of 6% in fiscal 2007 with earnings per share growing within a range of 15% – 20%. This guidance is subject to currency fluctuation, material price movements in core plasma products, the contribution from GARDASIL® royalties and the effective tax rate.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

CSL

Press Release

Group Results[1][5]

Full year ended June	2006 $m	2005 $m	Change %
Sales	**2,848.9**	**2,609.0**	
Other Revenue	54.6	41.3	
Total Revenue	**2,903.5**	**2,650.3**	**10%**
Earnings before Interest, Tax, Depreciation & Amortisation	**631.1**	**554.6**	**14%**
Depreciation/Amortisation	116.1	122.4	
Earnings before Interest and Tax	**515.0**	**432.2**	**19%**
Net Interest Expense	16.0	21.9	
Tax Expense	148.1	175.6	
Net Profit after tax from continuing operations	**350.9**	**234.7**	**49%**
Net Profit after tax from discontinued operations [4]	-	253.1	
Net Loss after tax from contingent consideration[2]	(233.5)	-	
Net Profit after contingent consideration & discontinued operations	**117.4**	**487.8**	**(76%)**
Total Ordinary Dividends (cents)	68.0	47.0	45%
Final Dividend (cents) [3]	40.0	30.0	
Basic EPS (cents) from continuting operations	192.8	119.8	61%

(1) *The company's results for the year ended 30 June 2006 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 30 June 2005 has also been restated in accordance with the introduction of the new standards. A detailed reconciliation can be found in note 37 to the financial statements.*

(2) *Provision for contingent payment arising from the acquisition of Aventis Behring. CSL agreed to pay US$250 million to Aventis (now Sanofi - Aventis) if CSL's share price moved above $35 and remained above that price for 60 consecutive trading days during the period 27 September 2007 and 26 March 2008. CSL retains the option to issues shares in CSL in lieu of cash.*

(3) *For Australian dividend withholding tax purposes, the dividend will be declared to be wholly conduit foreign income in the dividend statement. Under Australian taxation law, dividends that are conduit foreign income are exempt from Australian dividend withholding tax when paid to non-residents of Australia.*

(4) *After tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

(5) *Adjusted for the provision for the contingent payment arising from the acquisition of Aventis Behring and the after tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

CSL Limited and its controlled entities

Financial Report

for the year ended 30 June 2006

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting their report on the consolidated entity at 30 June 2006, consisting of CSL Limited and its controlled entities.

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J H Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw
Mr K J Roberts, AM
Professor J Shine, AO (appointed 1 June 2006)
Dr A C Webster

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held nine meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 17 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products.

5. Operating Results

Profit from continuing operations after tax and net profit for the year attributable to members (excluding the recognition of the contingent consideration on acquisition of Aventis Behring and the profit after tax from discontinued operations) was up 49.5% to $350.9 million. Net profit from continuing operations and profit attributable to members of the parent entity was $117.4 million. Sales revenue was $2,849 million up 9% on the previous year with research and development expenditure of $161 million up 14% on the previous year. Net operating cash flow was $522.2 million which was 8% lower than the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2004-2005 A final dividend for the year ended 30 June, 2005, of 30 cents per ordinary share, fully franked at 30%, and a special dividend of 10 cents per share franked to 1.78 cents per share was paid on 10 October, 2005, out of profits for that year as declared by the Directors in last year's Directors' Report.

2005-2006 An interim dividend on ordinary shares of 28 cents per share, unfranked, was paid on 13 April 2006. The Directors of the Company have declared a final dividend of 40 cents per ordinary share, unfranked, for the year ended 30 June 2006, to be paid out of retained profits.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2005-2006 year are:

	On Ordinary shares $'000
Interim dividend	50,910
paid 13 April 2006	
Final dividend	
payable on 13 October 2006	72,756

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	9	9	4[1]		17	4[1]	
B A McNamee	9	9	4[2]		13	5[2]	
J Akehurst	8	9				3	5
E A Alexander	9	9	4	4			
A M Cipa	9	9	4[2]		4		
I A Renard	9	9	4	4		1	1
M A Renshaw	8	9	4	4			
K J Roberts	9	9				5	5
J Shine	1	1					
A C Webster	9	9				5	5

[1] Attended for at least part in ex officio capacity

[2] Attended for at least part by invitation

7. Review of Operations

The Company's operating results for the year ended 30 June, 2006, reflects a strong contribution by CSL Behring (in the financial report, CSL Behring is referred to as ZLB Behring) with sales growing 11% to $2.4 billion. CSL Behring's growth was a function of solid performance across the product portfolio.

Strong demand in the USA for intravenous immunoglobulin has given rise to additional demand for the raw material, plasma. CSL Behring is well placed to meet this growth opportunity through its own plasma collection centres. The US FDA approved Vivaglobin in January 2006 being the first subcutaneous immunoglobulin approved in the US. Clinical work on a chromatographic high yielding liquid immunoglobulin for intravenous administration has also been completed.

CSL Bioplasma's sales declined 8% to $191m attributable to an Australian Government change of policy relating to the importation of recombinant coagulation factors.

CSL Biotherapies (previously known as CSL Pharmaceuticals) grew sales by 3% to $212m largely driven by growth in northern hemisphere influenza vaccine sales. A new Agreement was signed with Merck & Co, Inc, for the Australian distribution of a number of new vaccines. Merck, CSL's licensee, also received approval in the US and Australia for the marketing of the world's first cervical cancer vaccine, Gardasil®.

The Company also announced plans to develop influenza production capacity to 40 million doses per season to facilitate its US entry strategy as well as announcing encouraging results from its initial clinical trial of a pandemic influenza vaccine based on the H5N1 avian virus.

For further information on the operations of the Company refer to the Year in Review in the Annual Report.

8. Significant changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

On 17 July 2006 the consolidated entity announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited, a publicly listed Australian based biotechnology company. The consideration offered is 82 cents per share. The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal by a third party and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

Directors are not aware of any other matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales internationally, receiving royalty flows from the exploitation of the human papillomavirus vaccine by Merck & Co, Inc and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7 of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2006.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2006 in the shares, options and performance rights of the Company are set out in a table on pages 13, 14 and 15 of this Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 26 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Notes 21 and 26 of the

Financial Statements. Since the end of the financial year, no further options have been exercised.

During, and since the end of the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

This report summarises the director and executive remuneration policies and practices, including detailed remuneration outcomes for the 2006 financial year. The report has been prepared in accordance with the remuneration reporting requirements under section 300A of the *Corporations Act 2001* and Corporations Regulation 2M.6.04, details the remuneration arrangements for Key Management Personnel according to Accounting Standard AASB 124 *Related Party Disclosures*.

Key Management Personnel comprise:

- all directors of CSL and
- those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity.

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and
- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Human Resources Committee comprises four members, all of whom are independent non-executive directors. These are:

- Mr Ken Roberts (Chairman);
- Mr John Akehurst;
- Mr Maurice Renshaw (joined June 2006); and
- Dr Arthur Webster.

Ms Alison von Bibra, General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, prior to the allocation of long term incentives, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements and the responsibilities attached to the successful discharge of director's duties.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As outlined in the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 9 of this Report sets out the fees paid to non-executive directors and is based on the following NED Committee Fees schedule.

NED Committee Fees per annum effective 1 January 2006:

	Board	Audit & Risk Management Committee	Human Resources Committee	Nomination Committee	Securities and Market Disclosure Committee
Chairman	300,000	30,000	20,000	-	-
Members	125,000	12,500	10,000	-	-

The Chairman and members of the Nomination Committee and the Securities and Market Disclosure Committee do not receive any additional fees for committee responsibilities.

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors are required to take at least 20% of their director's fees in the form of shares in the Company. Shares are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No non-executive director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including executive directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Remuneration is set at a level competitive with market rates. The performance related remuneration ensures that a significant proportion of executive remuneration is at risk by linking reward to the achievement of personal and corporate objectives, business performance and shareholder returns.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance related remuneration and the remuneration levels.

Executive Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration
- short-term incentives
- long-term incentives

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 10% to 60% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

During the 2006 financial year, executives are also able to participate in the Company's equity incentive arrangements. Under this arrangement, a long-term incentive percentage is applied to an eligible executive's fixed remuneration to derive a long-term incentive amount. This amount determines the allocation level of options or performance rights to the executive. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 10% to 60% of fixed remuneration.

In June 2006, the CSL Board approved new long-term incentive arrangements for future equity grants that will become effective in the 2007 financial year. The changes are consistent with the rules of the CSL Performance Rights Plan approved by shareholders at the Annual General Meeting in 2003.

The short-term and long-term incentive arrangements are discussed further on pages 5 to 7 of this Report. Additionally details about the new long-term incentive arrangements are outlined at page 6.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages for the 2006 financial year were generally of equal amounts. The proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive Key Management Personnel are illustrated in the tables on pages 9 and 10 of this Report. The balance of fixed and performance related remuneration for executive Key Management Personnel is illustrated in the table on page 11 of this Report.

Following a market competitiveness review in December 2005, an adjustment to fixed remuneration and a supplementary long-term incentive grant was offered to a limited number of executives in order to align their total remuneration with that of the market.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation, with the balance taken as cash salary. Where a "salary plus benefits"

approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate policies are intended to compensate an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these policies to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's performance, skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning the senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

All executive Key Management Personnel are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than 6 key performance objectives for a financial year are specified. The actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives are also determined.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, costs targets) and in some cases, that of the CSL group.

Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee then considers the proposed incentive payments and makes a recommendation to the Board, for approval.

In relation to one-off incentive programs, on 16 March 2004, the Board approved an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition. A cash payment was payable to selected executives whose roles were deemed critical in ensuring a successful integration, in two tranches. The second tranche was payable during the current financial year after an assessment that the second year integration targets were met.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered by the Human Resources Committee with a recommendation for approval then made to the Board.

Further details relating to payments under the short-term incentive programs are set out on pages 9 and 10 of this Report.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic and/or operational importance to the Company, and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long-term incentive percentage and the Company's share price. In the case of executive directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and executive Key Management Personnel on the basis that they were strategically and/or operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is 7 years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific performance hurdles during specified Performance Periods.

The minimum Performance Period is 3 years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment will lapse.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004, 1 October 2004, 7 June 2005 and 20 December 2005 and are stipulated in the documents evidencing the respective grants.

The Board views TSR as an appropriate measure to assess long-term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity over this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The performance hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of 3 years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisers.

Future Long-term Incentive Arrangements

The Board has determined that future long-term incentive grants to executives will incorporate both Performance Rights and Performance Options (each with a different performance hurdle) to provide a more appropriate balance of risk, a more leveraged incentive and broader performance measurement criteria. The use of these two types of equity is expected to closer align reward with corporate performance, increase the market competitiveness of the total remuneration package, and facilitate the attraction and retention of high calibre executives.

Each long-term incentive grant will generally consist of 50% Performance Rights and 50% Performance Options. For a specified group of Senior Leadership Executives, a mix of 40% Performance Rights and 60% Performance Options will be granted. This latter group includes the CEO and Managing Director and Executive Key Management Personnel.

The Performance Rights will continue to be granted on a similar basis as described above. The performance hurdle attached to Performance Rights will be a relative TSR hurdle with a peer group as described above. Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The Performance Options will be issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle for the Performance Options will be an earnings per share (EPS) measure. It is expected that the initial target will be 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or all of the Performance Options are exercisable depending on whether this target is achieved.

The Board considers that an EPS performance hurdle is appropriate since a key approved corporate objective is the pursuit of sustainable earnings growth.

Performance Rights and Performance Options will be issued for a term of seven years and begin to be exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant as detailed in the table below:

Grant date anniversary	*2nd*	*3rd*	*4th*
Percentage of Performance Rights and Options vested	*25%*	*35%*	*40%*

If the portion tested at each anniversary meets the relevant performance hurdle, that portion of rights and options will vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse.

Importantly, there is an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the Performance Rights and Performance Options, a satisfactory (or equivalent) rating under the Company's performance management system.

There will be no company provided loans as part of the future long-term incentive arrangements.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") had previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after 5 years. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares had to be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share had to increase by seven percent compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

In addition, there was also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Under the rules of SESOP II, participants could be provided with a loan to fund the exercise of the options. Consequently, no loan was made to the recipients of options until the option was exercised and no amounts were recorded in receivables until the option was exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) was charged on the loan.

No options were issued under SESOP II during the 2006 financial year.

During the past fiscal year, the SESOP II loan terms were adjusted to enable the Company to seek loan repayment where the market value of the shares issued to an individual participant falls to 110% or less of the total exercise price. This mechanism will ensure that the full loan amount remains recoverable by the Company.

Relationship between Company Performance & Executive Remuneration

Over the last 5 years, reward delivered under the long-term incentive component of executive remuneration has been dependent on CSL's EPS growth or TSR performance. As discussed earlier, from the 2007 financial year the long-term incentive arrangements will be dependent on both the EPS growth and TSR performance of CSL.

The table below illustrates the Company's annual compound growth in basic earnings per share (EPS) for the three possible test dates for each SESOP allocation. Options granted under SESOP and SESOP II have vested where the 7% hurdle of annual compound growth is achieved after taking into account exceptional items.

SESOP	Financial Year						
Allocation	2000	2001	2002	2003	2004	2005	2006
1997	16%	19%	23%				
1998		18%	24%	9%			
1999			23%	5%	15%		
2000				5%	18%	22%	
2001					19%	24%	30%
2002						23%	30%
2003							25%

To date each allocation of options has satisfied the performance hurdle before their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment), all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this Report, short-term incentives are principally managed by the Company's performance management system, and until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003, there was no direct link between TSR and performance related pay except to the extent that EPS could influence TSR.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet been completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date. The data is indicative of results as if tested on 30 June 2006.

Peer Group Establishment Date	Company TSR as at 30 June 2006	Indicative Percentile Rank[1]	Indicative Number of Rights Vesting[1]
1 October 2003	247%	100.0	100%
31 March 2004	164%	98.7	100%
1 October 2004	93%	94.9	100%
7 June 2005	85%	100.0	100%
20 December 2005	32%	96.2	100%

[1]All Performance Rights vest at the 75th percentile

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Key Management Personnel

All executive Key Management Personnel are employed under a service contract. Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short-term incentive may also be stipulated in the contract or be governed by the Company's remuneration policy which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executives do not have a fixed term.

It is the Company's policy that employment contracts for executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Certain executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Key Management Personnel			
P Turner	6 months	6 months	12 months
C Armit[1]	6 months	6 months	None
P Bordonaro[2]	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy[3]	3 months	3 months	12 months
A von Bibra	6 months	6 months	12 months
T Giarla[4]	6 months	6 months	12 months

[1] The Company and Mr C Armit entered into a fixed term contract beginning 14 November 2005 and ending 31 December 2007. The Company cannot terminate this agreement before 31 December 2007 except in the case of material under-performance whereupon 6 months notice is required, or termination for serious misconduct or breach of contract.

[2] The Company and Mr P Bordonaro entered into a fixed term contract beginning 1 February 2006 and ending 31 March 2008. Under the new employment arrangements Mr P Bordonaro ceased to be a Key Management Personnel from 1 February 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr P Bordonaro was a Key Management Personnel.

[3] Mr K Milroy ceased to be a Key Management Personnel on 6 January 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr K Milroy was a Key Management Personnel.

[4] Mr T Giarla is currently on an international assignment contract. The term of the assignment is from 16 January 2006 to 1 February 2009 with an option to extend by 12 months by mutual agreement with the company. Should Mr T Giarla be made redundant during or at the conclusion of the assignment, a termination payment consisting of 1 year base salary (or USD300,000, whichever is greater), 100% of annual short-term incentive potential (or USD150,000, whichever is greater), health benefits for 2 years after termination date, and USD32,000 as compensation for other ongoing benefits. Resignation within the initial 2 years of the assignment or at the end of the assignment results in a termination payment as described above unless a suitable role is found in the United States

82-3785

Director and Executive Remuneration

Director Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and gross fees[2] $	Cash Bonus[3] $	Non-Monetary Benefits $	Super-annuation $	Other Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[4] $	Options[4] $	Total $
Executive Directors											-
Dr B A McNamee	**2006**	**1,542,374**	**1,500,000**	**17,695**	**42,060**	-	**160,629**	-	**610,904**	-	**3,873,662**
Managing Director	2005	1,473,007	1,300,000	68,678	40,202	-	143,735	-	246,680	-	3,272,302
A M Cipa	**2006**	**610,568**	**543,000**	**1,828**	**47,400**	-	**65,166**	-	**275,017**	-	**1,542,979**
Finance Director	2005	525,416	495,000	2,565	42,531	-	46,990	-	138,349	31,269	1,282,120
Non-executive Directors											
P H Wade	**2006**	**275,000**	-	-	**24,750**	-	-	-	-	-	**299,750**
Chairman	2005	235,000	-	-	21,150	-	-	-	-	-	256,150
J Akehurst	**2006**	**126,250**			**11,363**	-	-	-			**137,613**
Non-executive director	2005	108,750	-	-	9,788	-	-	-	-	-	118,538
E A Alexander	**2006**	**145,000**			**13,050**	-	-	-			**158,050**
Non-executive director	2005	127,500	-	-	11,475	-	-	-	-	-	138,975
I A Renard	**2006**	**128,750**			**11,587**	-	-	-			**140,337**
Non-executive director	2005	118,750	-	-	10,688	-	-	-	-	-	129,438
M A Renshaw[1]	**2006**	**128,750**			**11,587**	-	-	-			**140,337**
Non-executive director	2005	110,000	-	-	9,900	-	-	-	-	-	119,900
K J Roberts	**2006**	**135,000**			**12,150**	-	-	-			**147,150**
Non-executive director	2005	120,000	-	-	10,800	-	-	-	-	-	130,800
A C Webster	**2006**	**126,250**			**11,363**	-	-	-			**137,613**
Non-executive director	2005	117,500	-	-	10,575	-	-	-	-	-	128,075
Total of all Directors	**2006**	**3,217,942**	**2,043,000**	**19,523**	**185,310**	-	**225,795**	-	**885,921**	-	**6,577,491**
	2005	2,935,923	1,795,000	71,243	167,109	-	190,725	-	385,029	31,269	5,576,298

[1] Mr M A Renshaw commenced 20 July 2004

[2] As disclosed on page 3 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors are required to take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

[3] As disclosed on 5 of this Report under the section titled "Short-term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

Included in the cash bonuses are the following ZLB integration bonuses which were paid in 2 tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
Dr B A McNamee	2006	$750,000	$750,000	$1,500,000
	2005	$650,000	$650,000	$1,300,000
Mr A M Cipa	2006	$297,000	$246,000	$543,000
	2005	$275,000	$220,000	$495,000

In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.

[4] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

Non Director Key Management Personnel Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees[1] $	Cash Bonus[1,2] $	Non-Monetary Benefits $	Super-annuation[1] $	Retirement Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[3] $	Options[3] $	Total $
P Turner	**2006**	**886,025**	**886,683**	**34,384**	**78,696**	-	**85,192**	-	**209,144**	**158,340**	**2,338,464**
President - ZLB Behring (based in United States)	2005	1,008,492	762,440	4,172	78,260	-	395,940	-	83,514	200,002	2,532,820
C Armit	**2006**	**396,340**	**107,500**	**61,993**	**35,401**	-	**19,016**	-	**96,027**	**105,560**	**821,837**
President - CSL Pharmaceutical (based in Australia)	2005	390,761	124,500	62,895	33,160	-	16,033	-	47,121	160,066	834,536
P Bordonaro	**2006**	**188,489**	-	**2,189**	**73,411**	-	-	-	**106,268**	-	**370,357**
General Manager - CSL Bioplasma (based in Australia)	2005	371,357	120,000	29,650	30,783	-	4,841	-	68,085	31,269	655,985
A Cuthbertson	**2006**	**424,586**	**157,500**	**91,085**	**32,598**	-	**41,039**	-	**89,167**	**158,340**	**994,315**
Chief Scientific Officer (based in Australia)	2005	356,772	105,000	53,614	24,747	-	16,829	-	37,166	173,777	767,905
P Turvey	**2006**	**464,228**	**309,625**	**50,051**	**51,886**	-	**53,647**	-	**102,919**	**105,560**	**1,137,916**
Company Secretary and General Counsel (based in Australia)	2005	397,233	294,000	31,859	48,740	-	22,838	-	58,319	126,414	979,403
K Milroy	**2006**	**224,512**	**132,000**	**20,383**	**30,013**	-	-	-	**45,491**	**160,675**	**613,074**
General Manager - Human Resource (based in Australia)	2005	376,665	258,566	23,495	33,913	-	5,115	-	20,896	82,156	800,806
T Giarla[4]	**2006**	**256,269**	**460,754**	**58,070**	**23,237**	-	-	-	**67,780**	**206,582**	**1,072,692**
President - Bioplasma Asia Pacific (based in Australia)	2005	481,899	1,574,604	9,663	29,382	-	-	-	20,747	98,628	2,214,923
A von Bibra[5]	**2006**	**134,513**	**174,185**	**27,977**	**9,796**	-	**22,346**	-	**23,103**	**103,662**	**495,582**
General Manager - Human Resource (based in Australia)	2005	-	-	-	-	-	-	-	-	-	-
Total of non-director	**2006**	**2,974,962**	**2,228,247**	**346,132**	**335,038**	-	**221,240**	-	**739,899**	**998,719**	**7,844,237**
Key Management Personnel	2005	3,383,179	3,239,110	215,348	278,985	-	461,596	-	335,848	872,312	8,786,378

[1] Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the year end exchange rate. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

[2] Included in the cash bonuses are the following ZLB integration bonuses which were paid in 2 tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
P Turner	2006	$449,757	$436,926	$886,683
	2005	$381,220	$381,220	$762,440
P Turvey	2006	$169,750	$139,875	$309,625
	2005	$168,000	$126,000	$294,000
K Milroy	2006	$0	$132,000	$132,000
	2005	$120,664	$137,902	$258,566
A von Bibra	2006	$90,000	$84,185	$174,185
	2005	-	-	-

[3] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

[4] In the 2005 financial year, T Giarla was entitled to receive a USD 300,000 non-compete payment (effective for up to 2 years) relating to the sale of JRH Biosciences and was also entitled to receive a USD 300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

[5] Ms A von Bibra became a Key Management Personnel during the 2006 financial year, therefore no amounts are disclosed for the 2005 financial year.

Executive Key Management Personnel
Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration	Remuneration not linked to company performance[1]	Performance Related Remuneration				Total
		Cash Based STI[2]	Equity Based		Total[3]	
			Performance Shares	Performance Options		
Executive Directors						
B A McNamee	46%	39%	16%	0%	54%	100%
A M Cipa	47%	35%	18%	0%	53%	100%
Key Management Personnel						
P Turner	46%	38%	9%	7%	54%	100%
C Armit	61%	13%	12%	13%	39%	100%
P Bordonaro	71%	0%	29%	0%	29%	100%
A Cuthbertson	59%	16%	9%	16%	41%	100%
P Turvey	54%	27%	9%	9%	46%	100%
K Milroy	45%	22%	7%	26%	55%	100%
T Giarla	31%	43%	6%	19%	69%	100%
A von Bibra	39%	35%	5%	21%	61%	100%

[1]Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 10 of this Report and comprises cash salary, superannuation and non monetary benefits (including interest on loans if any).

As stated under the section "Fixed Remuneration" on page 4 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

[2] Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring.

[3] The balance between fixed and performance related pay and the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short-term incentive payments in connection with the integration of ZLB Behring.

Executive Key Management Personnel
Performance Remuneration

	Short term incentive 2006 [1]		Accounting Values being amortised in respect of the 2006 equity grants, in future years.				(A) Remuneration consisting of options & rights	(B) Value of Rights, granted during 05/06, at grant date [3]	(C) Value of Options exercised during 05/06, at exercise date [4]	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2007 $	2008 $	2009 $	2010 $	%	$	$	$
Executive Directors										
B A McNamee	83.3%	16.7%	682,471	684,341	666,625	204,281	16%	2,614,650	-	2,614,650
A M Cipa	90.0%	10.0%	266,702	267,432	260,759	81,713	18%	1,021,350	997,500	2,018,850
Key Management Personnel										
P Turner	100.0%	-	252,665	253,357	245,430	65,334	16%	942,003	2,978,850	3,920,853
C Armit	62.5%	37.5%	48,466	48,599	45,412	-	25%	181,780	613,200	794,980
P Bordonaro	-	-	48,466	48,599	45,412	-	29%	181,780	1,399,500	1,581,280
A Cuthbertson	87.5%	12.5%	138,405	138,784	136,253	49,412	25%	514,830	469,980	984,810
P Turvey	87.5%	12.5%	86,993	87,232	84,431	21,961	19%	324,380	1,674,900	1,999,280
K Milroy	-	-	28,949	29,029	27,125	-	34%	108,580	24,080	132,660
T Giarla	37.5%	62.5%	44,563	44,685	41,754	-	26%	167,140	1,015,200	1,182,340
A von Bibra	75.0%	25.0%	21,468	21,527	20,115	-	26%	80,520	320,179	400,699

[1] Short term incentive awarded and not awarded relates to the period ended 30 June 2006 only.

As mentioned on page 5 of this Report under the section "Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

[2] The value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied.

[3] Represents the value of options and rights that are granted to the person as part of their remuneration in the 2006 financial year. The value at grant date represents the accounting value of the grant.

[4] Represents the value of options and rights that were granted to the person as part of their remuneration and that were exercised during the year. The value at exercise date has been determined by the share price at the close of business on exercise date less the option/right exercise price (if any) times by the number of options/rights exercised during 2006.

Executive Key Management Personnel
Options and Rights Holdings

Performance Rights

	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006	Number Vested During the Year	**Terms and Conditions for Performance Rights Grants During 2006**			
					Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	40,000	147,500	-	15-Jul-05	$24.51	30-Sep-08	7-Jun-12
		37,500			7-Mar-06	$43.58	20-Dec-08	20-Dec-12
A M Cipa	40,000	15,000	70,000	-	15-Jul-05	$24.51	30-Sep-08	7-Jun-12
		15,000			7-Mar-06	$43.58	20-Dec-08	20-Dec-12
Key Management Personnel								
P Turner	24,800	17,650	54,350	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
		11,900			6-Apr-06	$42.97	20-Dec-08	20-Dec-12
A Cuthbertson	11,100	5,250	25,350	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
		9,000			6-Apr-06	$42.97	20-Dec-08	20-Dec-12
P Turvey	17,100	6,250	27,350	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
		4,000			6-Apr-06	$42.97	20-Dec-08	20-Dec-12
C Armit	14,400	7,450	21,850	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
P Bordonaro	20,800	7,450	28,250	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
K Milroy	5,800	4,450	10,250	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
T Giarla	6,000	6,850	12,850	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
A von Bibra	1,500	3,300	4,800	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
Total	**211,500**	**191,050**	**402,550**	-				

The Board has resolved to make grants of Performance Rights relating to the 2006 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. These are expected to be granted in October 2006.

82-3785

SESOP and SESOP II Options

	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2006	Number Vested During the Year	Vested and Exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-	-	-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Key Management Personnel							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-	-	15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	**815,100**	**-**	**541,120**	**-**	**273,980**	**328,280**	**91,000**

In relation to the 2006 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

02-5705

Executive Key Management Personnel
Shares Issued on Exercise of Options and Rights

	Date options and rights granted[1,2]	Number of shares	Paid $ per share	Unpaid $ per share
Executive Directors				
B A McNamee	-	-	-	-
A M Cipa	Aug-2000	50,000	34.04	-
Key Management Personnel				
P Turner	Aug-2000	100,000	34.04	-
	Jul-2002	45,000	27.97	-
C Armit	Feb-2000	40,000	23.07	-
A Cuthbertson	Feb-2000	12,000	21.01	-
	Jul-2002	45,000	27.97	-
P Turvey	Aug-2000	50,000	34.04	-
	Jul-2002	30,000	27.97	-
P Bordonaro	Aug-2000	75,000	34.04	-
K Milroy	Jun-2001	28,000	37.54	-
T Giarla	Jul-2003	45,000	12.19	-
A von Bibra	Jun-2001	21,120	37.54	-
Total		**541,120**		

[1] For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant and the balance of 20% after 5 years from grant date.

[2] Refer to the table below for the balance of options and performance rights held by Key Management Personnel subsequent to exercise of the options and performance rights as set out above.

Directors and other Key Management Personnel
Shareholding

	Balance at 1 July 2005	Options exercised during year	Other changes during year	Balance at 30 June 2006	Balance as of date of this Report
Directors					
B A McNamee	343,511	-	(50,000)	293,511	293,511
A M Cipa	8,547	50,000	(50,000)	8,547	8,547
P H Wade	30,910	-	1,241	32,151	32,151
J Akehusrt	6,313	-	531	6,844	6,844
E A Alexander	6,516	-	531	7,047	7,047
I A Renard	6,373	-	531	6,904	6,904
M A Renshaw	659	-	531	1,190	1,190
K J Roberts	5,838	-	(469)	5,369	5,369
A C Webster	8,842	-	531	9,373	9,373
Key Management Personnel					
P Turner	12,242	145,000	(145,000)	12,242	12,242
C Armit	110,910	40,000	(80,000)	70,910	70,910
P Bordonaro	26,760	75,000	(101,000)	760	760
A Cuthbertson	48,379	57,000	(48,000)	57,379	57,379
P Turvey	46,971	80,000	(75,713)	51,258	51,258
K Milroy	36,603	28,000	(62,832)	1,771	1,771
T Giarla	-	45,000	(45,000)	-	-
A von Bibra	1,283	21,120	(21,765)	638	638
Total	**700,657**	**541,120**	**(675,883)**	**565,894**	**565,894**

Loans to Executive Key Management Personnel

Details of the aggregate of loans to Key Management Personnel are as shown:

		Opening Balance $'000	Interest Charged $'000	Interest Not Charged $'000	Closing Balance $'000	Number in Group, 30 June 2006
Executive Directors	**2006**	**941**	**37**	**20**	**493**	**2**
	2005	1,882	71	71	941	2
Key Management Personnel	**2006**	**5,041**	**112**	**212**	**4,938**	**8**
	2005	1,930	72	218	5,041	10
Total Executive Directors and Key Management Personnel	**2006**	**5,982**	**149**	**232**	**5,431**	**10**
	2005	3,812	143	289	5,982	12

Details of individuals with loans in the reporting period are as follows:

	Balance at 1 July 2005 $'000	Interest Charged $'000	Interest Not Charged $'000	Balance at 30 June 2006 $'000	Highest Owing in Period $'000
Executive Directors					
B A McNamee	893	35	18	447	893
A M Cipa	48	2	2	46	48
Key Management Personnel					
P Turner	110	4	4	110	110
C Armit	2,537	40	62	1,615	3,460
P Bordonaro	330	-	2	-	330
A Cuthbertson	1,008	37	91	1,511	1,784
P Turvey	593	20	50	1,702	1,702
K Milroy	463	-	3	-	463
T Giarla	-	11	-	-	-

All of the loans relate to SESOP and SESOP II under which Key Management Personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to Key Management Personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%).

Interest not charged represents the difference between the average commercial rate of interest during the year (7%) and interest charged to the individual.

16. Other Transactions and Balances with Directors and other Key Management Personnel

The directors and other key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships including property leasing and research collaborations with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity:

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $678,937.89 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Due diligence and completion audits	$ 16,000
Compliance and other audits	$194,243
	$210,243

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)

Melbourne

23 August 2006

ERNST & YOUNG

☐ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

☐ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ivan Wingreen
Partner
23 August 2006

Income statement
for the year ended 30 June 2006

		Consolidated Entity			
	Notes	Operating 2006 $000	Contingent Consideration (Note 5) $000	Total 2006 $000	2005 $000
Continuing operations					
Sales revenue	3	2,848,908	-	2,848,908	2,608,965
Cost of sales		(1,703,033)	-	(1,703,033)	(1,618,833)
Gross profit		1,145,875	-	1,145,875	990,132
Other revenues	3	54,624	-	54,624	41,294
Other income	3	2,081	-	2,081	-
Research and development expenses		(161,023)	-	(161,023)	(140,958)
Selling and marketing expenses		(339,863)	-	(339,863)	(324,866)
General and administration expenses		(161,197)	(328,515)	(489,712)	(116,504)
Finance costs	3	(41,517)	-	(41,517)	(38,815)
Profit before income tax expense		498,980	(328,515)	170,465	410,283
Income tax expense	4	(148,087)	94,979	(53,108)	(175,554)
Net profit from continuing operations	23	350,893	(233,536)	117,357	234,729
Discontinued operations					
Profit after tax from discontinued operations	6	-	-	-	253,045
Profit attributable to members of the parent entity	23	350,893	(233,536)	117,357	487,774

Earnings per share		Cents		Cents	Cents
Basic earnings per share for profit from continuing operations	34	192.77		64.47	119.77
Basic earnings per share for profit from discontinuing operations	34	-		-	129.11
Basic earnings per share for profit attributable to members	34	192.77		64.47	248.88
Diluted earnings per share for profit from continuing operations	34	184.25		61.62	116.39
Diluted earnings per share for profit attributable to members	34	184.25		61.62	241.86

CSL Limited
Income statement
for the year ended 30 June 2006

		Parent Entity	
	Notes	2006 $000	2005 $000
Continuing operations			
Sales revenue	3	346,822	363,320
Cost of sales		(171,356)	(170,853)
Gross profit		175,466	192,467
Other revenues	3	35,016	30,998
Other income	3	1,660	-
Research and development expenses		(79,509)	(59,192)
Selling and marketing expenses		(47,785)	(42,517)
General and administration expenses		(58,419)	(56,558)
Finance costs	3	(4,826)	(387)
Profit before income tax expense		21,603	64,811
Income tax expense	4	(5,569)	(9,516)
Profit attributable to members of the parent entity	23	16,034	55,295

CSL Limited and its controlled entities

82-3785

Balance sheet

As at 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
CURRENT ASSETS					
Cash and cash equivalents	7	**753,694**	723,842	**177,290**	461,769
Trade and other receivables	8	**593,679**	559,227	**99,734**	71,283
Current tax assets	18	**6,889**	-	**6,889**	-
Inventories	9	**973,427**	946,583	**66,426**	59,451
Other financial assets	10	**7,872**	-	**-**	-
Total Current Assets		**2,335,561**	2,229,652	**350,339**	592,503
NON-CURRENT ASSETS					
Trade and other receivables	8	**17,673**	14,026	**11,117**	20,041
Other financial assets	11	**4,728**	16,566	**1,232,935**	1,232,905
Property, plant and equipment	12	**816,336**	769,143	**268,881**	261,402
Deferred tax assets	13	**187,432**	76,659	**-**	-
Intangible assets	14	**820,841**	786,435	**20,000**	20,000
Retirement benefit assets	15	**3,514**	50	**1,840**	-
Total Non-Current Assets		**1,850,524**	1,662,879	**1,534,773**	1,534,348
TOTAL ASSETS		**4,186,085**	3,892,531	**1,885,112**	2,126,851
CURRENT LIABILITIES					
Trade and other payables	16	**388,979**	398,555	**688,999**	595,199
Interest-bearing liabilities and borrowings	17	**463,632**	15,141	**-**	-
Current tax liabilities	18	**88,038**	37,130	**-**	-
Provisions	19	**85,885**	81,891	**26,115**	17,848
Deferred government grants	20	**371**	296	**371**	296
Retirement benefit liabilities	15	**4,635**	-	**-**	-
Total Current Liabilities		**1,031,540**	533,013	**715,485**	613,343
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	17	**595,197**	995,839	**-**	-
Non-current tax liabilities	18	**5,043**	-	**-**	-
Deferred tax liabilities	13	**61,767**	78,277	**1,715**	9,958
Provisions	19	**408,053**	78,546	**5,223**	16,391
Deferred government grants	20	**4,093**	2,664	**4,093**	2,664
Retirement benefit liabilities	15	**90,588**	95,667	**-**	159
Total Non-Current Liabilities		**1,164,741**	1,250,993	**11,031**	29,172
TOTAL LIABILITIES		**2,196,281**	1,784,006	**726,516**	642,515
NET ASSETS		**1,989,804**	2,108,525	**1,158,596**	1,484,336
EQUITY					
Contributed equity	21	**994,101**	1,223,466	**994,101**	1,223,466
Reserves	22	**(55,767)**	(183,006)	**13,351**	2,803
Retained earnings	23	**1,051,470**	1,068,065	**151,144**	258,067
TOTAL EQUITY	24	**1,989,804**	2,108,525	**1,158,596**	1,484,336

Statement of recognised income and expense
for the year ended 30 June 2006

		Consolidated Entity		Parent Entity	
		2006	2005	**2006**	2005
	Notes	**$000**	$000	**$000**	$000
Profit for the year		**117,357**	487,774	**16,034**	55,295
Exchange differences on translation of foreign operations, net of hedges	22	**116,691**	(196,973)	**-**	-
Gains (losses) on available-for-sale financial assets, net of tax	22	**(101)**	-	**(101)**	-
Actuarial gains (losses) on defined benefit plans, net of tax	23	**(9,558)**	(16,136)	**1,437**	38
Net income (expense) recognised directly in equity		**107,032**	(213,109)	**1,336**	38
Total recognised income and expense for the year attributable to equity holders	24	**224,389**	274,665	**17,370**	55,333

CSL Limited and its controlled entities

Cash Flow Statement

for the year ended 30 June 2006

		Consolidated Entity		Parent Entity	
		2006	2005	**2006**	2005
	Notes	**$000**	$000	**$000**	$000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**2,982,382**	2,698,158	**373,303**	369,640
Payments to suppliers and employees (inclusive of GST)		**(2,324,695)**	(2,073,331)	**(329,539)**	(291,294)
Cash generated from operations		**657,687**	624,827	**43,764**	78,346
Income taxes (paid)/received		**(127,727)**	(43,299)	**4,173**	(14,620)
Interest received		**24,767**	16,954	**8,438**	12,384
Finance costs paid		**(32,563)**	(30,660)	**(324)**	(387)
Net cash inflow from operating activities	32	**522,164**	567,822	**56,051**	75,723
Net cash outflow from operating activities – discontinued operations	6	**-**	9,566	**-**	-
Net cash inflow from operating activities – continuing operations		**522,164**	577,388	**56,051**	75,723
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**2,739**	712	**281**	13
Proceeds (payments) from the sale of business unit		**(14,920)**	460,135	**-**	-
Dividends received		**396**	-	**2,661**	-
Payments for property, plant and equipment		**(122,065)**	(105,015)	**(38,881)**	(32,029)
Payments for other investments		**(132)**	(277)	**(132)**	(277)
Payments for intellectual property		**(8,548)**	(9,001)	**-**	-
Payments for restructuring of acquired entities and businesses		**(10,086)**	(83,967)	**-**	-
Payments for onerous contracts		**(5,025)**	(14,682)	**-**	-
Income tax on profit on sale of business unit		**-**	(30,433)	**-**	(20,624)
Net cash inflow/(outflow) from investing activities		**(157,641)**	217,472	**(36,071)**	(52,917)
Net cash outflow from investing activities – discontinued operations	6	**-**	14,868	**-**	-
Net cash inflow/(outflow) from investing activities – continuing operations		**(157,641)**	232,340	**(36,071)**	(52,917)
Cash flows from Financing Activities					
Proceeds from issue of shares	21	**51,711**	16,970	**51,711**	16,970
Payments for shares bought back	21	**(281,538)**	(317,795)	**(281,538)**	(317,795)
Dividends paid		**(124,394)**	(63,508)	**(124,394)**	(63,508)
Advances from subsidiaries		**-**	-	**49,762**	790,596
Proceeds from borrowings		**-**	268,617	**-**	-
Repayment of borrowings		**(2,082)**	(70,972)	**-**	-
Net cash inflow/(outflow) from financing activities		**(356,303)**	(166,688)	**(304,459)**	426,263
Net cash flow from financing activities – discontinued operations	6	**-**	-	**-**	-
Net cash inflow/(outflow) from financing activities – continuing operations		**(356,303)**	(166,688)	**(304,459)**	426,263
Net increase/(decrease) in cash and cash equivalents – continuing operations		**8,220**	643,040	**(284,479)**	449,069
Net decrease in cash and cash equivalents – discontinued operations	6	**-**	(24,434)	**-**	-
Net increase in cash and cash equivalents		**8,220**	618,606	**(284,479)**	449,069
Cash and cash equivalents at the beginning of the financial year		**719,751**	110,343	**461,769**	12,700
Exchange rate variations on foreign cash and cash equivalent balances		**20,017**	(9,198)	**-**	-
Cash at the end of the financial year	32	**747,988**	719,751	**177,290**	461,769

82-3785

1 **Summary of Significant Accounting Policies**

The financial report of CSL Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 23 August 2006.

(a) Statement of compliance

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the *Corporations Act 2001*. Compliance with AASBs ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

This is the first financial report prepared in accordance with the Australian equivalents to the International Financial Reporting Standards (AIFRS) and AASB *1 First-Time adoption of Australian Equivalents to International Financial Reporting Standards* has been applied. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 7 *Financial Instruments: Disclosure*, AASB 132 *Financial Instruments: Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 37.

Except for the revised AASB 119 *Employee Benefits* (issued December 2004) and AASB 7 *Financial Instruments: Disclosure* (issued August 2005), Australian Accounting Standards that have been issued or amended subsequent to 1 July 2005, but are not yet effective or adopted by the consolidated entity for the annual reporting period ended 30 June 2006 are as follows:

AASB amendment / standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2004-3	AASB 1 *First-time adoption of AIFRS*, AASB 101 *Presentation of Financial Statements* and AASB 124 *Related Party Disclosures*.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-4	AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 1 *First-time adoption of AIFRS*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-5	AASB 1: *First time adoption of AIFRS*, AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-9	AASB 4: *Insurance contracts*, AASB 1023: *General Insurance Contracts*, AASB 132: *Financial Instruments: Presentation and Disclosure*, AASB 139: *Financial Instruments: Recognition and Measurement*	Change to accounting policy required. However, no material impact on the current financial years financial statements.	1 January 2006#	1 July 2006

82-3785

1 Summary of Significant Accounting Policies (continued)

(a) Statement of compliance (continued)

AASB amendment / standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2005-10	AASB 1: *First time adoption of AIFRS*, AASB 4: *Insurance contracts*, AASB 101: *Presentation of Financial Statements*, AASB 114: *Segment Reporting*, AASB 117: *Leases*, AASB 133: *Earnings per Share*, AASB 132: *Financial Instruments: Presentation and Disclosure*, AASB 139: *Financial Instruments: Recognition and Measurement* AASB 1023: *General Insurance Contracts*, AASB 1038: *Life Insurance Contracts.*	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2006-1	AASB 121: *The Effects of Changes in Foreign Exchange Rates*	No change to accounting policy required. Therefore no impact.	31 December 2006*	1 July 2006
UIG 4	UIG 4: *Determining whether an Asset Contains a Lease*	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
UIG 5	UIG 5: *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 6	UIG 6: *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 7	UIG 7 *Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies*	No change to accounting policy required. Therefore no impact.	1 March 2006#	1 July 2006
UIG 8	UIG 8 *Scope of AASB 2*	No change to accounting policy required. Therefore no impact.	1 May 2006#	1 July 2006
UIG 9	*UIG 9 Reassessment of Embedded Derivatives*	No change to accounting policy required. Therefore no impact.	1 June 2006#	1 July 2006

#: Application date is for the annual reporting periods beginning on or after this date.
*: Application date is for the annual reporting periods ending on or after this date.

1 Summary of Significant Accounting Policies (continued)

(b) Basis of Accounting

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, and land and buildings.

The preparation of a financial report in conformity with Australian Accounting Standards requires directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The consolidated entity has elected to apply AASB 119 *Employee Benefits (issued December 2004)* to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

The consolidated entity has also elected to apply AASB 7 *Financial Instruments: Disclosure* to the annual reporting period beginning 1 July 2005. As permitted by AASB 1 *First-Time adoption of Australian Equivalents to International Financial Reporting Standards*, comparative information has not been restated.

The accounting policies set out below have been applied consistently, except as noted below, to all periods presented in the consolidated financial report and in preparing the opening AIFRS balance sheet at 1 July 2004 for the purpose of the transition to Australian Accounting Standards – AIFRS.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the period and at balance date (together being the consolidated entity).

All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(d) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as securities held at fair value through profit or loss, are reported as part of the securities fair value gain or loss. Translation differences on non-monetary items, such as securities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to the translation reserve. When a foreign operation is sold, a proportionate share of the post 1 July 2004 net exchange differences are recognised in the income statement as part of the gain or loss on sale.

02-3705

1 **Summary of Significant Accounting Policies (continued)**

(e) Revenue Recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Interest income
Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue
Other revenue is recognised as it accrues.

Dividend income
Dividend income is recognised when the shareholders' right to receive the payment is established.

(f) Government Grants
Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate. Government grants received for which there is no future related costs are recognised in the income statement immediately.

Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and are released to the income statement on a straight line basis over the expected useful lives of the related assets.

(g) Borrowing Costs
Borrowing costs are expensed as incurred (using the effective interest rate method), except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(h) Goods and Services Tax and other foreign equivalents (GST)
Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(i) Income Tax
Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period, using the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences, at the tax rates expected to apply when the assets are recovered or liabilities are settled, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable income and differences relating to investments in subsidiaries, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set-off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities related to the same taxable entity or group and the same taxation authority.

(j) Cash and Cash Equivalents
Cash on hand and in banks and short-term deposits are stated at nominal value. Cash and cash equivalents comprises cash on hand, at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

1 Summary of Significant Accounting Policies (continued)

(k) Trade and other receivables

Trade and other receivables are initially recorded at the amount of the contracted sale proceeds. A provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other receivables are recognised and carried at the nominal amount due. Non-current receivables are recognised and carried at amortised cost. They are non-interest bearing and have various repayment terms.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 only from 1 July 2005. The consolidated entity has applied Australian accounting standards in force prior to financial years beginning 1 January 2005 ("AGAAP") to the comparative information on investments and other financial assets within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

In accordance with AIFRS, subsequent to 1 July 2005, the consolidated entity classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The consolidated entity determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the unrealised gains reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of financial assets is based on active market prices. If the market for a financial asset is not active, the consolidated entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

Investments in subsidiaries are carried at their cost of acquisition, less any impairment allowance, in the Company's financial statements.

1 **Summary of Significant Accounting Policies (continued)**

(n) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

The consolidated entity has taken the exemption available under AASB 1 not to apply AASB 3 to past business combinations that occurred before transition to AIFRS.

In accordance with AIFRS, where an entity is acquired and the fair value of the identifiable net assets acquired, including any existing restructuring liabilities and contingent liabilities assumed of the acquired entity, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where goodwill arises it is brought to account on the basis described in note 1(s).

(o) Property, Plant and Equipment

Freehold land and buildings are recorded at cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost. Property, plant and equipment, except freehold land, are depreciated over their useful lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(p) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units, and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

(q) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(r) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the consolidated entity are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

1 Summary of Significant Accounting Policies (continued)

(s) Goodwill
On acquisition of some or all of the assets of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses, over the fair value of the identifiable net assets, is brought to account as goodwill. As from 1 July 2004 goodwill is not amortised.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

For business combinations prior to 1 July 2004, the date of transition to AIFRS, goodwill is included on the basis of its amortised cost, being the amount recorded under the previous AGAAP. The consolidated entity has taken the exemption available under AASB 1 not to restate the opening AIFRS balance sheet for business combinations that occurred prior to transition to AIFRS.

(t) Research and Development, Patents and Intellectual Property
Current expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use, is recognised in the income statement as incurred except where the products being developed are technically and commercially feasible and adequate resources are available to complete their development.

Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Purchased intellectual property and other intangibles have been assessed as having finite lives and are carried at cost less accumulated amortisation and accumulated impairment losses. Purchased intellectual property and other intangibles are amortised on a systematic basis over their useful lifes (from 10 to 20 years).

The carrying value of intellectual property and other intangibles is tested for impairment annually, or more frequently where events or changes in circumstances indicate that they might be impaired.

(u) Trade and other payables
Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(v) Interest-Bearing Liabilities and Borrowings
Interest-bearing liabilities and borrowings are recognised initially at fair value net of transactions costs incurred. Subsequent to initial recognition, interest-bearing liabilities and borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(w) Derivative Financial Instruments
The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with it's treasury policy, the consolidated entity does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, the consolidated entity entered into forward exchange contracts where it agrees to purchase or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

Gains or costs arising from entering into forward exchange contracts, together with the subsequent exchange gains or losses resulting from re-measurement of those contracts by reference to movements in spot exchange rates are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

In accordance with AIFRS, effective 1 July 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, in which case the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement.

1 Summary of Significant Accounting Policies (continued)

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When the forecasted transaction, which is subject to a derivative financial instrument designated as a hedge, results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

(x) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation arising from past transactions or events, it is probable that a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. In addition, the following specific recognition criteria must also be met before a provision is recognised:

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Claims provision including IBNR

The claims provision including Incurred But Not Reported (IBNR) is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

A restructuring provision is recognised when the main features of the restructuring are planned, identifying the business/locations affected, location, function and approximate number of employees, the expenditures that will be undertaken and the implementation timetable, and there is a demonstrable commitment and valid expectation that the restructuring plan will be implemented.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Surplus lease space

A provision for surplus lease space is recognised when a net obligation exists in respect of operating leases that have been identified as surplus to the consolidated entity's current requirements.

1 **Summary of Significant Accounting Policies (continued)**

(y) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Superannuation Plans

The consolidated entity contributes to defined benefit and defined contribution superannuation plans for the benefit of all employees. Defined benefit superannuation plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from the consolidated entity and the consolidated entity's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution superannuation plans are recognised as an expense as they become payable.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity are recognised if a termination benefit liability, of the acquired entity, exists as at the date of the acquisition. Liabilities for termination benefits arising as a result of the acquisition are recognised in accordance with note 1(y).

1 Summary of Significant Accounting Policies (continued)

(z) Share-based payment transactions

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

No employee expense is recognised in respect of options and rights granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options or rights are exercised and the proceeds received allocated to share capital.

The fair value of options or rights granted after 7 November 2002 and vesting after 1 January 2005 is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital.

(aa) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(bb) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Discontinued operations

Basic and diluted earnings per share attributable to discontinued operations is calculated by dividing the profit attributable to members from discontinued operations and dividing it by the weighted average number of ordinary shares calculated for the basic earnings per share and diluted earnings per share calculations as outline above respectively.

2 Segment Information

Business Segments

The consolidated entity's primary segment reporting format is business segments. The consolidated entity operates one segment – Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes North and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies.

2 **Segment Information (continued)**

Business segments	ZLB Behring 2006 $000	Other Human Health 2006 $000	Total Human Health 2006 $000	ZLB Behring 2005 $000	Other Human Health 2005 $000	Total Human Health 2005 $000
External sales	2,445,621	403,287	2,848,908	2,195,196	413,769	2,608,965
Other external revenue	4,721	24,193	28,914	22,098	578	22,676
Segment revenue	2,450,342	427,480	2,877,822	2,217,294	414,347	2,631,641
Unallocated revenue			25,710			18,618
Total revenue			2,903,532			2,650,259
Segment results	497,947	47,902	545,849	390,182	57,721	447,903
Finance costs			(41,517)			(38,815)
Net unallocated revenue / expense			(5,352)			1,195
Profit before income tax expense and contingent consideration			498,980			410,283
Contingent consideration			(328,515)			-
Profit before income tax expense			170,465			410,283
Income tax expense			(53,108)			(175,554)
Profit from continuing operations			117,357			234,729
Profit from discontinued operations, net of tax			-			253,045
Profit attributable to members of the parent entity			117,357			487,774
Assets and liabilities						
Segment assets	3,231,836	372,048	3,603,884	2,656,216	375,662	3,031,878
Unallocated assets			582,201			860,653
Total assets			4,186,085			3,892,531
Segment liabilities	807,710	69,887	877,597	494,979	38,420	533,399
Unallocated liabilities			1,318,684			1,250,607
Total liabilities			2,196,281			1,784,006
Other Segment information						
Segment capital expenditure	82,721	38,278	120,999	89,489	31,095	120,584
Unallocated capital expenditure			1,066			1,186
Discontinued operation capital expenditure			-			13,936
Total capital expenditure			122,065			135,706
Depreciation and amortisation	84,772	29,271	114,043	92,562	28,126	120,688
Unallocated depreciation and amortisation			2,021			1,803
Discontinued operation depreciation and amortisation			-			2,646
Total depreciation and amortisation			116,064			125,137
Other non-cash expenses	-	75	75	1,927	67	1,994

02-5703

2 Segment Information (continued)

Geographic segments June 2006	Australasia/ Asia Pacific $000	Americas $000	Europe, Middle East & Africa $000	Consolidated $000
External revenues	**575,073**	**1,200,896**	**1,127,563**	**2,903,532**
Segment assets	**1,131,432**	**736,636**	**2,318,017**	**4,186,085**
Total capital expenditure	**39,703**	**40,000**	**42,362**	**122,065**
June 2005				
External revenues	503,562	1,022,998	1,123,699	2,650,259
Segment assets	1,074,905	699,882	2,117,744	3,892,531
Total capital expenditure	68,413	33,892	33,401	135,706

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
3 Revenue and expenses					
Revenue and expenses from continuing operations					
(a) Revenue					
Sales revenue		**2,848,908**	2,608,965	**346,822**	363,320
Other revenue					
Dividend revenue					
Subsidiaries		**-**	-	**2,265**	16,331
Finance revenue		**25,466**	16,940	**8,337**	12,650
Rent		**950**	940	**950**	940
Royalties and licence revenue		**28,208**	23,414	**23,464**	1,077
Total other revenues		**54,624**	41,294	**35,016**	30,998
Total revenue from continuing operations		**2,903,532**	2,650,259	**381,838**	394,318
Finance revenue comprises:					
Interest received/receivable:					
Other persons and/or corporations		**25,317**	16,797	**8,033**	11,584
Subsidiaries		**-**	-	**165**	923
Key management personnel		**149**	143	**139**	143
		25,466	16,940	**8,337**	12,650
(b) Other income					
Government grants		**1,660**	-	**1,660**	-
Net gains on disposal of plant, property and equipment		**421**	-	**-**	-
Total other income		**2,081**	-	**1,660**	-

The consolidated entity has also entered into various grant agreements relating to the development, commercialisation and production of pharmaceutical products. The grants received are deferred until all conditions or other contingencies attaching to them have been satisfied, at which time they are recognised as other income over the period necessary to match them with the expenses that they are intended to compensate.

Notes to the Financial Statements (continued)

for the year ended 30 June 2006

		Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
3	**Revenue and expenses (continued)**					
(c)	**Finance costs**					
	Interest paid/payable					
	Other persons and/or corporations		**34,157**	29,544	**4,826**	387
	Non-cash interest - Unwinding of discount		**7,360**	9,271	**-**	-
	Total finance costs		**41,517**	38,815	**4,826**	387
(d)	**Depreciation and amortisation included in the income statement**					
	Depreciation and amortisation of fixed assets					
	Buildings depreciation	12	**8,936**	11,702	**4,007**	3,836
	Plant and equipment depreciation	12	**92,243**	101,029	**27,115**	25,910
	Leased property, plant and equipment amortisation	12	**2,877**	3,907	**-**	-
	Leasehold improvements amortisation	12	**950**	51	**-**	-
	Total depreciation and amortisation of fixed assets		**105,006**	116,689	**31,122**	29,746
	Amortisation of intangibles					
	Intellectual Property	14	**11,058**	5,802	**-**	-
	Total amortisation of intangibles		**11,058**	5,802	**-**	-
	Total depreciation and amortisation		**116,064**	122,491	**31,122**	29,746
(e)	**Other expenses**					
	Write-down of inventory to net realisable value		**14,852**	26,148	**3,490**	981
	Doubtful debts		**8,787**	2,528	**(74)**	(3)
	Net loss on disposal of PPE		**-**	1,994	**75**	67
	Net foreign exchange (gain)/loss		**951**	(543)	**611**	(980)
(f)	**Lease payments and related expenses included in the income statement**					
	Rental expenses relating to operating leases		**34,098**	41,039	**1,930**	1,433
(g)	**Employee benefits expense**					
	Salaries and wages		**674,602**	665,815	**116,505**	106,182
	Defined benefit plan (benefit)/expense	25	**14,218**	(18,799)	**1,952**	2,017
	Defined contribution plan expense	25	**19,638**	14,480	**9,610**	8,631
	Share based payments expense	22	**4,684**	2,294	**4,684**	2,294
			713,142	663,790	**132,751**	119,124

		Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
4	**Income tax**					
	Income tax expense reported in the consolidated income statement		**53,108**	175,554	**5,569**	9,516
	Income tax expense attributable to discontinued operations		**-**	37,429	**-**	-
			53,108	212,983	**5,569**	9,516
(a)	**Reconciliation of income tax expense**					
	Recognised in the income statement					
	Current tax expense					
	Current year		**160,191**	95,677	**6,714**	12,253
	Deferred tax expense					
	Origination and reversal of temporary differences		**(96,638)**	87,192	**(2,432)**	64
	(Tax losses recognised)/ Expense on derecognition of tax losses		**(13,184)**	22,185	**-**	-
		13	**(109,822)**	109,377	**(2,432)**	64
	Under (over) provided in prior years		**2,739**	7,929	**1,287**	(2,801)
	Income tax expense reported in the income statement		**53,108**	212,983	**5,569**	9,516
	Recognised directly in equity					
	Deferred tax benefit/expense					
	Share based payments		**6,427**	-	**6,427**	-
	Net actuarial (gain)/loss on defined benefit plans		**6,319**	(8,184)	**(616)**	17
	Income tax expense recognised in equity	13	**12,746**	(8,184)	**5,811**	17
(b)	**Reconciliation between tax expense and pre-tax net profit**					
	The reconciliation between tax expense and the product of accounting profit before income tax multiplied by the consolidated entity's applicable income tax rate is as follows:					
	Accounting profit before tax from continuing operations		**170,465**	410,283	**21,603**	64,811
	Accounting profit before tax from discontinued operations		**-**	290,474	**-**	-
	Accounting profit before income tax		**170,465**	700,757	**21,603**	64,811
	Income tax calculated at 30% (2005: 30%)		**51,139**	210,228	**6,481**	19,443
	Research and development		**(2,984)**	(2,404)	**(2,984)**	(2,404)
	Non-assessable capital loss / (gain)		**2,073**	(51,193)	**-**	-
	Exempt dividends received		**-**	-	**(680)**	(4,899)
	Other non-deductible expenses / (non-assessable revenue)		**7,570**	9,945	**1,466**	177
	(Utilisation of tax losses)/Unrecognised deferred tax assets		**(13,183)**	22,185	**-**	-
	Effects of different rates of tax on overseas income		**5,754**	16,293	**-**	-
	Under/(Over) provision in prior year		**2,739**	7,929	**1,286**	(2,801)
			53,108	212,983	**5,569**	9,516

4 Income tax (continued)

Tax consolidation in Australia
The Company and its wholly owned Australian resident entities formed a tax consolidation group with effect from 1 July 2004 and therefore are taxed as a single entity from that date. CSL Limited is the head entity of the tax-consolidated group.

Tax effect accounting by members of the tax consolidated group in Australia
Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidation group are recognised in the separate financial statements of the members of the tax-consolidation group using the 'separate taxpayer within group' approach, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidation group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax–consolidated group will be available against which the asset can be utilised.

Tax funding arrangements and tax sharing agreements in Australia
Members of the tax-consolidated group have entered into a tax funding agreement. The tax funding agreement sets out the funding obligations of members of the tax-consolidated group. Payments are required to/from the head entity equal to the current tax liability (asset) assumed and any deferred tax assets arising from unused tax losses assumed by the head entity, resulting in the head entity recognising an inter-entity payable (receivable) equal to the tax liability (asset) assumed. The inter-entity payable (receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amount under the tax sharing agreement is considered remote.

5 Contingent consideration on acquisition of Aventis Behring

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$28 per share ('trigger price') for a specified future period. To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for any 60 consecutive trading days during the period from 27 September 2007 to 26 March 2008..

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$35 per share for a specified future period. The same requirement for the trigger price must be satisfied as mentioned above.

On 20 June 2006 the Board of Directors performed their six monthly review of the likelihood of the potential contingent payments meeting the criteria for recognition as a provision. During this review it was determined that as a result of the continued positive business performance the contingency now met the recognition criteria and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited.

Consistent with AIFRS and the company's announcement at the time of the acquisition, the provision is charged to the Income Statement at the time of recognition. To provide the reader with greater clarity of the effect of this charge on the financial statements, it has been separately shown on the face of the Income Statement. The liability is included on the balance sheet within non-current provisions (see note 19).

82-3785

6 Discontinued operations

On 28 February 2005, the consolidated entity disposed of the JRH business unit, a separate business segment, to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

Details on the sale of the JRH businesses are as follows:

	Consolidated Entity
	2005
	$000
(a) Profit after tax from discontinued operation	
Pre-tax gain on sale of discontinued operation (see (b) below)	278,902
Post 1 July 2004 foreign currency translation reserve movement	(11,164)
Income tax expense	(30,051)
Gain on sale after tax	237,687
Contribution for the period 1 July 2004 to 28 February 2005 after tax (see (c) below)	15,358
Profit after tax from discontinued operation	253,045
(b) Gain on sale and effect of the disposal on individual assets and liabilities of the consolidated entity	
Cash and cash equivalents	(18,883)
Trade and other receivables	(18,297)
Inventories	(113,276)
Property, plant and equipment	(40,475)
Deferred tax assets	(717)
Intangible assets	(9,785)
Trade and other payables	20,969
Provisions	1,120
Net identifiable assets and liabilities	(179,344)
Consideration received, satisfied in cash	458,246
Pre-tax gain on sale of discontinued operation	278,902
Net cash inflow from transaction (consideration net of cash disposed)	439,363
(c) Analysis of profit and loss contribution for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Sales revenue	140,969
Cost of sales	(94,091)
Gross profit	46,878
Other revenues	264
Research and development expenses	(4,763)
Selling and marketing expenses	(7,470)
General and administration expenses	(9,348)
Finance costs	(2,825)
Profit before income tax	22,736
Income tax expense	(7,378)
Net profit after tax	15,358
(c) Cash flows for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Net cash flows from operating activities	(9,566)
Net cash flows from investing activities	(14,868)
Net cash flows from financing activities	-
Net cash flows	(24,434)

82-3785

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	**2006 $000**	2005 $000
7	**Cash and cash equivalents**				
	Cash at bank and on hand	**384,064**	258,528	**28,066**	-
	Cash deposits	**369,630**	465,314	**149,224**	461,769
		753,694	723,842	**177,290**	461,769
8	**Trade and other receivables**				
	Current				
	Trade receivables	**538,726**	502,325	**35,843**	29,673
	Less: Allowance for doubtful debts *(i)*	**13,744**	4,170	**423**	497
		524,982	498,155	**35,420**	29,176
	Sundry receivables	**40,063**	38,828	**7,805**	15,089
	Prepayments	**28,634**	22,244	**3,036**	2,419
	Receivables – wholly owned subsidiaries	**-**	-	**49,534**	24,599
	Receivables – partly owned subsidiaries	**-**	-	**3,939**	-
		593,679	559,227	**99,734**	71,283
	Non Current				
	Related parties				
	Wholly owned subsidiaries	**-**	-	**-**	5,148
	Partly owned subsidiaries	**-**	-	**-**	3,939
	Loans to key management personnel – executive directors	**511**	941	**511**	941
	Loans to key management personnel – other executives	**4,937**	5,041	**4,937**	5,449
	Loans to other employees	**5,669**	5,032	**5,669**	4,564
	Long Term Deposits	**6,556**	3,012	**-**	-
		17,673	14,026	**11,117**	20,041
	(i) Reconciliation of Allowance for doubtful debts				
	Opening balance	**4,170**	1,642	**497**	500
	Additional allowance / (utilised)	**8,787**	3,901	**(74)**	(3)
	Currency translation differences	**787**	(1,373)	**-**	-
		13,744	4,170	**423**	497
9	**Inventories**				
	Raw materials and stores – at cost	**188,269**	196,939	**13,088**	11,922
	Less: Allowance for diminution in value	**10,139**	3,515	**967**	159
	Raw materials and stores – net	**178,130**	193,424	**12,121**	11,763
	Work in progress – at cost	**413,415**	539,361	**19,073**	18,673
	Less: Allowance for diminution in value	**25,699**	33,780	**1,549**	902
	Work in progress – net	**387,716**	505,581	**17,524**	17,771
	Finished goods – at cost	**423,129**	265,896	**37,985**	31,355
	Less: Allowance for diminution in value	**15,548**	18,318	**1,204**	1,438
	Finished goods - net	**407,581**	247,578	**36,781**	29,917
		973,427	946,583	**66,426**	59,451
10	**Other financial assets**				
	Current				
	At fair value through the profit or loss:				
	Managed financial assets	**7,872**	-	**-**	-

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	**2006 $000**	2005 $000
11	**Other financial assets (continued)**				
	Non-current				
	Available-for-sale financial assets:				
	Unlisted equity securities	**4,728**	-	**4,728**	-
	At fair value through the profit or loss:				
	Managed financial assets	**-**	11,868	**-**	-
	Investment in non-controlled entity at cost	**-**	4,698	**-**	4,698
	Shares in subsidiaries – at cost (refer note 31)	**-**	-	**1,228,207**	1,228,207
		4,728	16,566	**1,232,935**	1,232,905
12	**Property, Plant and Equipment**				
	Land at cost				
	Opening balance	**26,097**	27,090	**25,030**	25,030
	Other additions	**-**	809	**-**	-
	Disposals	**(411)**	(1,607)	**-**	-
	Currency translation differences	**48**	(195)	**-**	-
	Closing balance	**25,734**	26,097	**25,030**	25,030
	Buildings at cost				
	Opening balance	**196,653**	206,448	**81,162**	71,214
	Transferred from capital work in progress	**24,803**	12,695	**2,093**	9,948
	Other additions	**264**	-	**-**	-
	Disposals	**(101)**	(5,159)	**-**	-
	Currency translation differences	**9,741**	(17,331)	**-**	-
	Closing balance	**231,360**	196,653	**83,255**	81,162
	Accumulated depreciation and impairment losses				
	Opening balance	**39,039**	33,241	**22,500**	18,664
	Depreciation for the year	**8,936**	11,875	**4,007**	3,836
	Disposals	**(103)**	(1,221)	**-**	-
	Currency translation differences	**2,769**	(4,856)	**-**	-
	Closing balance	**50,641**	39,039	**26,507**	22,500
	Net book value of buildings	**180,719**	157,614	**56,748**	58,662
	Net book value of land and buildings	**206,453**	183,711	**81,778**	83,692
	Leasehold improvements at cost				
	Opening balance	**4,208**	11,687	**168**	168
	Transferred from capital work in progress	**1,286**	952	**-**	-
	Other additions	**31**	5,221	**-**	-
	Disposals	**(26)**	(13,234)	**(9)**	-
	Currency translation differences	**(459)**	(418)	**-**	-
	Closing balance	**5,040**	4,208	**159**	168
	Accumulated amortisation and impairment				
	Opening balance	**2,282**	5,575	**168**	168
	Amortisation for the year	**950**	798	**-**	-
	Disposals	**(17)**	(3,473)	**(9)**	-
	Currency translation differences	**163**	(618)	**-**	-
	Closing balance	**3,378**	2,282	**159**	168
	Net book value of leasehold improvements	**1,662**	1,926	**-**	-

82-3785

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
12 Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	**884,337**	909,382	**486,233**	431,208
Transferred from capital work in progress	**69,160**	82,424	**17,020**	56,296
Other additions	**18,297**	29,431	**-**	-
Disposals	**(24,187)**	(57,175)	**(10,408)**	(1,270)
Currency translation differences	**47,013**	(79,725)	**-**	-
Closing balance	**994,620**	884,337	**492,845**	486,234
Accumulated depreciation and impairment				
Opening balance	**412,570**	381,776	**321,728**	297,008
Depreciation for the year	**92,243**	102,755	**27,115**	25,910
Disposals	**(22,151)**	(27,670)	**(10,128)**	(1,189)
Currency translation differences	**26,641**	(44,291)	**-**	-
Closing balance	**509,303**	412,570	**338,715**	321,729
Net book value of plant and equipment	**485,317**	471,767	**154,130**	164,505
Leased property, plant and equipment at cost				
Opening balance	**33,617**	33,046	**-**	-
Other additions	**256**	4,741	**-**	-
Disposals	**(116)**	(731)	**-**	-
Currency translation differences	**3,536**	(3,439)	**-**	-
Closing balance	**37,293**	33,617	**-**	-
Accumulated amortisation and impairment				
Opening balance	**3,741**	214	**-**	-
Amortisation for the year	**2,877**	3,907	**-**	-
Disposals	**(108)**	-	**-**	-
Currency translation differences	**1,371**	(380)	**-**	-
Closing balance	**7,881**	3,741	**-**	-
Net book value of leased property, plant and equipment	**29,412**	29,876	**-**	-
Capital work in progress				
Opening balance	**81,863**	120,170	**13,205**	47,420
Other additions	**103,084**	64,813	**38,880**	32,029
Transferred to buildings at cost	**(24,803)**	(12,695)	**(2,092)**	(9,948)
Transferred to plant and equipment at cost	**(69,160)**	(82,424)	**(17,020)**	(56,296)
Transferred to leasehold improvements at cost	**(1,286)**	(952)	**-**	-
Currency translation differences	**3,794**	(7,049)	**-**	-
Closing balance	**93,492**	81,863	**32,973**	13,205
Total net book value of property, plant and equipment	**816,336**	769,143	**268,881**	261,402

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	**2006 $000**	2005 $000
13	**Deferred tax assets and liabilities**				
	Deferred tax asset	**187,432**	76,659	**-**	-
	Deferred tax liability	**(61,767)**	(78,277)	**(1,715)**	(9,958)
	Net deferred tax asset / (liability)	**125,665**	(1,618)	**(1,715)**	(9,958)
(a)	**Deferred tax balances comprise temporary differences attributable to:**				
	Amounts recognised in the income statement				
	Trade and other receivables	**(7,518)**	(4,935)	**449**	(143)
	Inventories	**41,698**	21,330	**(2,095)**	(1,486)
	Property, plant and equipment	**(62,066)**	(55,637)	**(18,797)**	(20,701)
	Intangible assets	**(49,171)**	(34,357)	**-**	-
	Other assets	**8,169**	(170)	**153**	230
	Trade and other payables	**8,813**	12,921	**2,084**	1,382
	Interest bearing liabilities	**751**	910	**-**	-
	Other liabilities and provisions	**163,428**	66,052	**10,680**	10,743
	Recognised carry-forward tax losses	**7,474**	26	**-**	-
	Other	**1,341**	426	**-**	-
		112,919	6,566	**(7,526)**	(9,975)
	Amounts recognised in equity				
	Other assets	**6,427**	-	**6,427**	-
	Interest bearing liabilities	**-**	-	**-**	-
	Other liabilities and provisions	**6,319**	(8,184)	**(616)**	17
		12,746	(8,184)	**5,811**	17
	Net deferred tax asset/(liability)	**125,665**	(1,618)	**(1,715)**	(9,958)
(b)	**Movement reconciled**				
	Opening balance	**(1,618)**	128,653	**(9,958)**	(9,877)
	Credited/(charged) to the income statement	**109,882**	(109,337)	**2,432**	(64)
	Credited/(charged) to equity	**12,746**	(8,184)	**5,811**	(17)
	Acquisition of subsidiary	**-**	-	**-**	-
	Disposal of subsidiary	**-**	(717)	**-**	-
	Currency translation difference	**4,655**	(12,033)	**-**	-
	Closing balance	**125,665**	(1,618)	**(1,715)**	(9,958)
(c)	**Unrecognised deferred tax assets**				
	Deferred tax assets have not been recognised in respect of the following items:				
	Tax losses:				
	Expiry date in less than 1 year	**226**	-	**-**	-
	Expiry date greater than 1 year but less than 5 years	**-**	3,567	**-**	-
	Expiry date greater than 5 years	**6,519**	20,460	**-**	-
	No expiry date	**19,547**	35,899	**-**	-
		26,292	59,926	**-**	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available for utilisation in the entities that have recorded these losses.

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	**2006 $000**	2005 $000
14	**Intangible Assets**				
(a)	**Carrying amounts**				
	Net Goodwill				
	Opening balance	**692,591**	785,380	**-**	-
	Disposals	**-**	(9,785)	**-**	-
	Currency translation differences	**42,840**	(83,004)	**-**	-
	Closing balance	**735,431**	692,591	**-**	-
	Intellectual property				
	Opening balance	**104,411**	80,277	**20,000**	20,000
	Additions	**-**	32,098	**-**	-
	Disposals	**-**	-	**-**	-
	Currency translation differences	**1,438**	(7,964)	**-**	-
	Closing balance	**105,849**	104,411	**20,000**	20,000
	Accumulated amortisation and impairment				
	Opening balance	**10,567**	5,787	**-**	-
	Amortisation for the year	**11,058**	5,802	**-**	-
	Disposals	**-**	-	**-**	-
	Currency translation differences	**(1,186)**	(1,022)	**-**	-
	Closing balance	**20,439**	10,567	**-**	-
	Net intellectual property	**85,410**	93,844	**20,000**	20,000
	Total net intangible assets	**820,841**	786,435	**20,000**	20,000

The amortisation charge is recognised in general and administration expenses in the income statement.

(b) Impairment tests for cash generating units containing goodwill

All goodwill is related to the ZLB Behring cash generating unit.

The impairment test for the ZLB Behring cash generating unit is based on value in use calculations. These calculations use cash flow projections based on actual operating results and the three-year strategic business plan. Cash flows for a further period of 3 years have been extrapolated using a zero per cent growth rate at which point a Terminal Value is calculated based on a business valuation multiple. The valuation multiple has been calculated based on independent external analyst views, long term government bond rates and the Company's pre-tax cost of debt. Projected cash flows have been discounted by using the implied pre-tax discount rate of 9.44% associated with the business valuation multiple discussed above.

The recoverable amount of the unit significantly exceeds its carrying amount, including goodwill. It is not considered a reasonable possibility for a change in assumptions to occur that would lead to the recoverable amount falling below the units carrying amount.

82-3785

		Consolidated Entity		Parent Entity	
		2006	2005	**2006**	2005
		$000	$000	**$000**	$000
15	**Retirement benefit assets and liabilities**				
	Retirement benefit assets				
	Non-current				
	Defined benefit plans (refer note 25)	**3,514**	50	**1,840**	-
	Retirement benefit liabilities				
	Current defined benefit plans (refer note 25)	**4,635**	-	-	-
	Non-current defined benefit plans (refer note 25)	**90,588**	95,667	-	159
	Total retirement benefit liabilities	**95,223**	95,667	-	159
16	**Trade and other payables**				
	Current				
	Trade payables	**136,089**	146,846	**32,859**	31,356
	Accruals and other payables	**252,890**	251,709	**37,179**	23,441
	Payable – wholly owned subsidiaries	-	-	**618,961**	540,402
		388,979	398,555	**688,999**	595,199
17	**Interest-bearing liabilities and borrowings**				
	Current				
	Bank overdrafts – Unsecured	**5,706**	4,091	-	-
	Bank loans – Unsecured *(a)*	**347,333**	1,011	-	-
	Senior Unsecured Notes - Unsecured *(b)*	**18,993**	-	-	-
	Deferred cash settlement for subsidiary acquired - unsecured *(c)*	**80,228**	-	-	-
	Deferred cash settlement for intangibles acquired - Unsecured *(d)*	**9,261**	8,283	-	-
	Lease liability – Secured *(e)*	**2,111**	1,756	-	-
		463,632	15,141	-	-
	Non-current				
	Bank loans - Unsecured *(a)*	**139,589**	457,258	-	-
	Senior Unsecured Notes - Unsecured *(b)*	**317,477**	324,891	-	-
	Deferred cash settlement for subsidiary acquired - Unsecured *(c)*	**82,262**	150,950	-	-
	Deferred cash settlement for intangibles acquired - Unsecured *(d)*	**16,459**	24,255	-	-
	Lease liability - Secured *(e)*	**39,410**	38,485	-	-
		595,197	995,839	-	-

(a) The consolidated entity has a global multi-currency facility of $650 million (2005: $650 million). During the year there were no additional draw downs under the facility. The current portion of the facility expires in March 2007, with the non-current portion expiring in March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012. On 19 June 2006 USD88 million of the notes was converted into Euro 70 million via an agreement with the noteholders. The Euro notes have the same maturity profile as the USD notes, however the interest rate on the Euro notes is fixed at 3.98% and 4.70%.

17 Interest-bearing liabilities and borrowings (continued)

(c) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	15 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(d) The company has deferred cash settlements for consideration payable on the acquisition of intangible assets, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%). Payment dates are determined in accordance with the acquisition agreements and are payable at various dates concluding in 2007.

(e) Finance leases have an average lease term of 18 years (2005: 18 years). The weighted average discount rate implicit in the leases is 6.14% (2005: 6.37%). The consolidated entity's lease liabilities are secured by leased assets of $29.4m (2005: $29.9m). In the event of default, leased assets revert to the lessor.

Refer to note 32 for details on the total facilities available and drawn down. Note 36 has further information about the consolidated entity's exposure to interest rate risk, foreign exchange risk and the fair value of financial assets and liabilities.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	**2006 $000**	2005 $000
18 Tax assets and liabilities				
Current Assets				
Income tax	**6,889**	-	**6,889**	-
Tax Liabilities				
Current liability income tax	**88,038**	37,130	**-**	-
Non-current income tax	**5,043**	-	**-**	-
Total tax liabilities	**93,081**	37,130	**-**	-

82-3785

		Consolidated Entity		Parent Entity	
		2006 **$000**	2005 $000	**2006** **$000**	2005 $000
19	**Provisions**				
	Current				
	Employee benefits (refer note 25)	**66,237**	47,198	**24,805**	16,717
	Restructuring *(i)*	**10,828**	23,319	**-**	-
	Onerous contracts *(ii)*	**4,676**	2,467	**-**	-
	Surplus lease space *(iii)*	**2,343**	6,720	**-**	-
	Other *(vi)*	**1,801**	2,187	**1,310**	1,131
		85,885	81,891	**26,115**	17,848
	Non-current				
	Employee benefits (refer note 25)	**52,586**	56,174	**4,221**	10,646
	Onerous contracts *(ii)*	**15,863**	12,783	**-**	-
	Surplus lease space *(iii)*	**948**	3,844	**-**	-
	Provision for contingent consideration on Aventis Behring acquisition (refer Note 5 and *(iv)*)	**337,654**	-	**-**	-
	Claims provision including IBNR *(v)*	**1,002**	5,745	**1,002**	5,745
		408,053	78,546	**5,223**	16,391

(i) Restructuring

This provision is for restructuring.

(ii) Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs, over the estimated cash flows to be received in relation to certain contracts, having regard to the risks of the activities relating to the contracts.

(iii) Surplus lease space

A surplus lease space provision has been recognised in respect to the net obligation payable for various non-cancellable operating leases where the leases have been identified as surplus to the consolidated entity's current requirements.

(v) Claims provision

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Discounting

Where the effect of discounting is determined to be material to the provision, the net estimated cash flows are discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the liability.

19 Provisions (continued)

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Movements				
(i) Restructuring				
Opening balance	**23,319**	115,879	**-**	-
Additional provision	**-**	5,014	**-**	-
Payments made	**(10,086)**	(89,364)	**-**	-
Provision released	**(3,357)**	-	**-**	-
Currency translation differences	**952**	(8,210)	**-**	-
Closing balance	**10,828**	23,319	**-**	-
(ii) Onerous contracts				
Opening balance	**15,250**	33,767	**-**	-
Additional provision	**9,111**	-	**-**	-
Payments made	**(5,025)**	(14,682)	**-**	-
Currency translation differences	**1,203**	(3,835)	**-**	-
Closing balance	**20,539**	15,250	**-**	-
(iii) Surplus lease space				
Opening balance	**10,564**	14,502	**-**	-
Additional provision	**-**	896	**-**	-
Payments made	**(4,908)**	(2,950)	**-**	-
Provision released	**(2,511)**	-	**-**	-
Currency translation differences	**146**	(1,884)	**-**	-
Closing balance	**3,291**	10,564	**-**	-
(iv) Contingent consideration on Aventis Behring acquisition				
Opening balance	**-**	-	**-**	-
Provision recognised	**328,515**	-	**-**	-
Currency translation differences	**9,139**	-	**-**	-
Closing balance	**337,654**	-	**-**	-
(v) Claims provision including IBNR				
Opening balance	**5,745**	11,161	**5,745**	11,161
Provisions utilised	**(4,743)**	(5,416)	**(4,743)**	(5,416)
Closing balance	**1,002**	5,745	**1,002**	5,745
(vi) Other				
Opening balance	**2,187**	4,587	**1,131**	1,250
Additional provision	**1,101**	2,053	**74,575**	1,277
Payments made	**(1,539)**	(4,089)	**(74,396)**	(1,396)
Currency translation differences	**52**	(364)	**-**	-
Closing balance	**1,801**	2,187	**1,310**	1,131

20 Deferred government grants

Current deferred income	**371**	296	**371**	296
Non-current deferred income	**4,093**	2,664	**4,093**	2,664
	4,464	2,960	**4,464**	2,960

82-3785

	Consolidated Entity		Parent Entity	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
21 Contributed equity				
Ordinary shares issued and fully paid	**994,101**	1,223,466	**994,101**	1,223,466

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the company.

	2006		2005	
	Number of shares	**$000**	Number of shares	$000
Movement in ordinary shares on issue				
Opening balance	**188,272,370**	**1,223,466**	196,448,377	1,502,417
Share buy-back, inclusive of cost *(i)*	**(8,000,000)**	**(281,538)**	(10,000,000)	(317,795)
Shares issued to employees through participation in SESOP II*(ii)*	**1,553,870**	**49,917**	985,210	15,628
Shares issued to shareholders though participation in Dividend Reinvestment Plan *(iii)*	**-**	**-**	770,457	21,442
Shares issued to employees through participation in GESP *(iv)*	**62,779**	**1,794**	68,326	1,342
Share Based payments reserve transfer (see note 22)	**-**	**462**	-	432
Closing balance	**181,889,019**	**994,101**	188,272,370	1,223,466

(i) As part of its continuing capital management program, the Company purchased 8,000,000 ordinary shares on market at an average price of $35.16 per share, with prices ranging from $34.25 to $36.44. The share buy-back was approved by the Board on 28 June 2005. All shares were cancelled prior to 31 December 2005.

During March, April and May 2005, the Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to 30 June 2005 and 1,128,694 cancelled subsequent to 30 June 2005. The share buy-back was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05.

	Consolidated Entity		Parent Entity	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
(ii) Options exercised under SESOP II as disclosed in note 26 were as follows:				
- 0 issued at $8.93	**-**	893	**-**	893
- 0 issued at $10.82	**-**	631	**-**	631
- 52,200 issued at $12.19	**636**	1,616	**636**	1,616
- 0 issued at $13.23	**-**	5,192	**-**	5,192
- 17,000 issued at $20.84	**354**	1,417	**354**	1,417
- 12,000 issued at $21.01	**252**	1,008	**252**	1,008
- 40,000 issued at $23.07	**923**	3,691	**923**	3,691
- 459,610 issued at $27.97	**12,855**	420	**12,855**	420
- 467,580 issued at $34.04	**15,917**	978	**15,917**	978
- 18,000 issued at $20.67	**372**	-	**372**	-
- 24,800 issued at $49.94	**1,239**	-	**1,239**	-
- 462,680 issued at $37.54	**17,369**	-	**17,369**	-
	49,917	15,846	**49,917**	15,846
(iii) Shares issued to shareholders under the Dividend Reinvestment Plan	**-**	21,442	**-**	21,442
	-	21,442	**-**	21,442
(iv) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in note 26 were as follows:				
- 29,789 issued at $27.59 on 9 September 2005	**822**	549	**822**	549
- 32,990 issued at $29.46 on 8 March 2006	**972**	793	**972**	793
	1,794	1,342	**1,794**	1,342

82-3785

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	**2006 $000**	2005 $000
22 Reserves				
Share based payments reserve *(i)*	**13,452**	2,803	**13,452**	2,803
Net unrealised gains reserve *(ii)*	**(101)**	-	**(101)**	-
Foreign currency translation reserve *(iii)*	**(69,118)**	(185,809)	**-**	-
	(55,767)	(183,006)	**13,351**	2,803
Movement reconciliation				
(i) Share based payments reserve				
Opening balance	**2,803**	941	**2,803**	941
Share based payments expense	**4,684**	2,294	**4,684**	2,294
Deferred tax on share based payments	**6,427**	-	**6,427**	-
Transfer to contributed equity	**(462)**	(432)	**(462)**	(432)
Closing balance	**13,452**	2,803	**13,452**	2,803
(ii) Net unrealised gains reserve				
Opening balance	**-**	-	**-**	-
Unrealised losses on revaluation of available-for-sale investments	**(101)**	-	**(101)**	-
Closing balance	**(101)**	-	**(101)**	-
(iii) Foreign currency translation reserve				
Opening balance	**(185,809)**	-	**-**	-
Net exchange gains/(losses) on translation of foreign subsidiaries, net of hedge	**116,691**	(196,973)	**-**	-
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	**-**	11,164	**-**	-
Closing balance	**(69,118)**	(185,809)	**-**	-

Nature and purpose of reserves

Share based payments reserve

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

Net unrealised gains reserve

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
23 Retained earnings				
Opening balance	**1,068,065**	681,377	**258,067**	287,684
Net profit for the year	**117,357**	487,774	**16,034**	55,295
Dividends	**(124,394)**	(84,950)	**(124,394)**	(84,950)
Actuarial gain/(loss) on defined benefit plans	**(15,877)**	(24,320)	**2,053**	55
Deferred tax on actuarial gain/(loss) on defined benefit plans	**6,319**	8,184	**(616)**	(17)
Closing balance	**1,051,470**	1,068,065	**151,144**	258,067
(a) Dividends paid				
Dividends recognised in the current year by the Company are:				
Final ordinary dividend of 30 cents per share, fully franked, paid on 10 October 2005 (2005: 26 cents per share, fully franked)	**55,113**	51,249	**55,113**	51,249
Special dividend of 10 cents per share, franked to 1.78 cents, paid on 10 October 2005 (2005: Nil cents per share)	**18,371**	-	**18,371**	-
Interim ordinary dividend of 28 cents per share, unfranked, paid on 13 April 2006 (2005: 17 cents per share, fully franked)	**50,910**	33,701	**50,910**	33,701
	124,394	84,950	**124,394**	84,950
(b) Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 40 cents per share, unfranked (2005: ordinary dividend of 30 cents per share fully franked, special dividend of 10 cents per share franked to 1.78 cents per share). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 13 October 2006 out of retained earnings at 30 June 2006, but not recognised as a liability	**72,756**	73,538	**72,756**	73,538

(c) Franking credit balance

There are no amounts of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.

24 Equity

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Total equity at the beginning of the financial year	**2,108,525**	2,184,735	**1,484,336**	1,791,042
Total recognised income and expense for the year attributable to equity holders	**224,389**	274,665	**17,370**	55,333
Movement in contributed equity	**(229,365)**	(278,951)	**(229,365)**	(278,951)
Dividends	**(124,394)**	(84,950)	**(124,394)**	(84,950)
Realised exchange differences on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	-	11,164	-	-
Movement in share based payments reserve	**10,649**	1,862	**10,649**	1,862
Total equity at the end of the financial year	**1,989,804**	2,108,525	**1,158,596**	1,484,336

02-3705

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
25 Employee benefits				
A reconciliation of the employee benefits recognised is as follows:				
Retirement benefit assets – non-current (note 15)	**3,514**	50	**1,840**	-
Retirement benefit liabilities – current (note 15)	**4,635**	-	**-**	-
Provision for employee benefits – current (note 19)	**66,237**	47,198	**24,805**	16,717
Retirement benefit liabilities – non-current (note 15)	**90,588**	95,667	**-**	159
Provision for employee benefits – non-current (note 19)	**52,586**	56,174	**4,221**	10,646
	214,046	199,039	**29,026**	27,522
The number of full time equivalents employed at 30 June	**7,575**	6,474	**1,427**	1,253

(a) Defined benefit plans

The consolidated entity sponsors a range of defined benefit superannuation plans that provide pension benefits for its worldwide employees upon retirement. Entities of the consolidated entity who operate the defined benefit plans contribute to the respective plans in accordance with the Trust Deeds, following the receipt of actuarial advice.

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Movements in the net liability/(asset) for defined benefit obligations recognised in the balance sheet				
Net liability/(asset) for defined benefit obligation:				
Opening balance	**95,617**	115,565	**159**	533
Contributions received	**(38,732)**	(11,879)	**(1,898)**	(2,336)
Benefits paid	**(1,849)**	(1,888)	**-**	-
Expense/(benefit) recognised in the income statement (refer below)	**14,218**	(18,799)	**1,952**	2,017
Actuarial (gains)/losses recognised in equity	**15,877**	24,320	**(2,053)**	(55)
Liabilities transferred	**60**	(171)	**-**	-
Currency translation differences	**6,518**	(11,531)	**-**	-
Closing balance	**91,709**	95,617	**(1,840)**	159
Net liability/(asset) for defined benefit obligation is reconciled to the balance sheet as follows:				
Retirement benefit assets – non-current (note 15)	**(3,514)**	(50)	**(1,840)**	-
Retirement benefit liabilities – current (note 15)	**4,635**	-	**-**	-
Retirement benefit liabilities – non-current (note 15)	**90,588**	95,667	**-**	159
Net liability	**91,709**	95,617	**(1,840)**	159
Amounts for the current and previous periods are as follows:				
Defined benefit obligation	**477,637**	421,558	**26,903**	26,199
Plan assets	**385,928**	325,941	**28,743**	26,040
Surplus/(deficit)	**(91,709)**	(95,617)	**1,840**	(159)
Experience adjustments on plan liabilities	**(10,562)**	(30,289)	**959**	(1,115)
Experience adjustments on plan assets	**(5,316)**	5,969	**1,094**	1,170
Actual return on plan assets	**11,924**	25,129	**2,910**	2,812

The consolidated entity and the Company have used the AASB 1 exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from the AIFRS transition date (1 July 2004).

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
Changes in the present value of the defined benefit obligation are as follows:				
Opening balance	**421,558**	453,397	**26,199**	24,207
Service cost	**14,514**	18,752	**2,627**	2,412
Interest cost	**16,006**	19,643	**1,141**	1,247
Contributions by members	**3,086**	3,769	**-**	-
Actuarial (gains)/losses	**10,562**	30,289	**(959)**	1,115
(Gains)/losses on curtailments	**-**	(41,623)	**-**	-
Benefits paid	**(12,837)**	(16,542)	**(1,593)**	(2,225)
Other movements	**486**	(728)	**(512)**	(557)
Currency translation differences	**24,262**	(45,399)	**-**	-
Closing balance	**477,637**	421,558	**26,903**	26,199
The present value of the defined benefit obligation comprises:				
Present value of wholly unfunded obligations	**81,034**	63,287	**-**	-
Present value of funded obligations	**396,603**	358,271	**26,903**	26,199
	477,637	421,558	**26,903**	26,199
Changes in the fair value of plan assets are as follows:				
Opening balance	**325,941**	337,832	**26,040**	23,674
Expected return on plan assets	**17,240**	19,160	**1,816**	1,642
Actuarial gains/(losses) on plan assets	**(5,316)**	5,969	**1,094**	1,170
Contributions by employer	**38,732**	11,879	**1,898**	2,336
Contributions by members	**3,087**	3,769	**-**	-
Benefits paid	**(10,988)**	(14,654)	**(1,593)**	(2,225)
Gains/(losses) on curtailments	**-**	(3,589)	**-**	-
Other movements	**(512)**	(557)	**(512)**	(557)
Currency translation differences	**17,744**	(33,868)	**-**	-
Closing balance	**385,928**	325,941	**28,743**	26,040
The major categories of plan assets as a percentage of total plan assets is as follows:				
Cash	**15.7%**	0.4%	**8.1%**	-
Equity instruments	**28.9%**	48.4%	**59.9%**	60.1%
Debt instruments	**44.8%**	38.6%	**22.3%**	10.2%
Property	**8.8%**	10.3%	**9.7%**	29.7%
Other assets	**1.8%**	2.3%	**-**	-
	100.0%	100.0%	**100%**	100.0%
Expenses/(gains) recognised in the income statement are as follows:				
Current service costs	**14,514**	18,752	**2,627**	2,412
Interest on obligation	**16,006**	19,643	**1,141**	1,247
Expected return on assets	**(17,240)**	(19,160)	**(1,816)**	(1,642)
Losses/(gains) on curtailments and settlements	**-**	(38,034)	**-**	-
Past service costs	**938**	-	**-**	-
	14,218	(18,799)	**1,952**	2,017

The defined benefit plan expenses/(gains) are recognised in general and administration expenses in the income statement.

82-3785

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000

25 **Employee benefits (continued)**

(a) **Defined benefit plans (continued)**

The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	Consolidated 2006	Consolidated 2005	Parent 2006	Parent 2005
Discount rate	4.2%	4.4%	4.9%	4.5%
Expected return on assets and expected long-term rate of return on assets[1]	5.8%	6.2%	7.0%	7.0%
Future salary increases	2.6%	2.4%	5.0%	5.0%
Future pension increases	0.6%	0.2%	5.0%	-

[1]The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Surplus/(deficit) for each defined benefit plan on a funding basis

Consolidated Entity – June 2006	Plan assets[1]	Accrued benefit[1]	Plan surplus / (deficit)	Contribution recommended (per year)[2,3]
CSL Superannuation Plan (Australia)[4]	28,743	(26,903)	1,840	2,093
ZLB Bioplasma AG Pension Fund (Switzerland)	222,181	(220,506)	1,675	8,433
ZLB Behring Pension Plan (US PP)	82,102	(86,657)	(4,555)	4,555
ZLB Behring Union Pension Plan (US UPP)	52,902	(62,537)	(9,635)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(69,779)	(69,779)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,819)	(1,819)	-
ZLB Behring KG Pension Plan (Germany)	-	(2,932)	(2,932)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(146)	(146)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(6,358)	(6,358)	-
	385,928	(477,637)	(91,709)	15,081

Consolidated Entity – June 2005	Plan assets[1]	Accrued benefit[1]	Plan surplus / (deficit)	Contribution recommended (per year)[2,3]
CSL Superannuation Plan (Australia)[4]	26,040	(26,199)	(159)	2,113
ZLB Bioplasma AG Pension Fund (Switzerland)	193,688	(193,638)	50	8,386
ZLB Behring Pension Plan (US PP)	62,158	(73,190)	(11,032)	-
ZLB Behring Union Pension Plan (US UPP)	44,055	(65,244)	(21,189)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(54,144)	(54,144)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,472)	(1,472)	-
ZLB Behring KG Pension Plan (Germany)	-	(1,879)	(1,879)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(120)	(120)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(5,672)	(5,672)	-
	325,941	(421,558)	(95,617)	10,499

[1] Plan assets at net market value, and accrued benefits have been calculated at 31 May 2006 (prior year: 30 June 2005), being the date of the most recent financial statements of the plans.

[2] Generally contribution recommendations for actively funded plans is based on a methodology that will achieve and maintain a target level of 100% - 105% coverage of vested defined benefit liabilities. The level of contributions to actively funded plans is reassessed annually.

[3] The principal economic assumptions used in making these recommendations include:

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
Expected return on plan assets	5.8%	6.2%	7.0%	7.0%
Future salary increases	2.6%	2.4%	5.0%	5.0%

[4] The CSL Superannuation Plan (Australia) is also the defined benefit plan of the parent entity. On 1 June 2006 the CSL Superannuation Plan ceased operation as a stand alone fund. The Assets and Liabilities of the Plan were transferred to AustralianSuper under a Successor Fund Transfer Deed and the Plan now operates as a sub-plan of AustralianSuper. Benefits to members of the plan are unchanged by the new arrangements.

25 Employee benefits (continued)

(b) Defined contribution plans

The consolidated entity and parent entity makes contributions to various defined contribution superannuation plans. The amounts recognised as an expense for the year ended 30 June 2006 was $19,638,000 and $9,610,000 respectively (2005: $14,480,000 and $8,631,000).

26 Share based payments

(a) Share based payment schemes

The Company operates the following schemes that entitles key management personnel and senior employees to purchase shares in the company:

Senior Executive Share Ownership Plan (SESOP)

The Company has an option arrangement (Senior Executive Ownership Plan (SESOP)) where options were granted before 7 November 2002. AASB 2 has not been applied to these options in accordance with the transitional provisions of AASB 1. There are no outstanding SESOP options, however some interest free loans associated with exercised options remain (refer note 8 for details).

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

AASB 2 has only been applied to those options that were issued after 7 November 2002 in accordance with the transitional provisions of AASB 1.

Employee Performance Rights Plan (Performance Rights)

The establishment of the Employee Performance Rights Plan (Performance Rights) was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight-line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options are settled by physical delivery of shares.

June 2006	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2006
SESOP II (by grant date)									
16 November 1999*	17,000	-	(17,000)	-	-	-	$20.84	16-Nov-06	-
28 February 2000*	12,000	-	(12,000)	-	-	-	$21.01	28-Feb-07	-
9 February 2000*	40,000	-	(40,000)	-	-	-	$23.07	09-Feb-07	-
2 August 2000*	558,980	-	(467,580)	(41,100)	-	50,300	$34.04	02-Aug-07	50,300
20 June 2001*	634,400	-	(462,680)	(28,300)	-	143,420	$37.54	20-Jun-08	143,420
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	126,000	-	-	(41,000)	-	85,000	$37.54	22-Aug-08	85,000
18 October 2001*	5,000	-	-	(5,000)	-	-	$43.51	20-Aug-08	-
10 December 2001*	63,000	-	(24,800)	-	-	38,200	$49.94	09-Dec-08	38,200
28 January 2002*	20,000	-	-	(20,000)	-	-	$47.20	28-Jan-09	-
23 July 2002*	1,013,700	-	(459,610)	-	-	554,090	$27.97	23-Jul-09	554,090
16 October 2002*	30,000	-	(18,000)	-	-	12,000	$20.67	16-Oct-09	12,000
1 July 2003	392,900	-	(52,200)	-	-	340,700	$12.19	01-Jul-10	-
	3,002,980	-	(1,553,870)	(135,400)	-	1,313,710			
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	128,600	-	-	-	-	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	(15,700)	-	116,600	Nil	31-Mar-11	-
29 October 2004	83,400	-	-	(800)	-	82,600	Nil	25-Aug-11	-
15 July 2005	-	55,000	-	-	-	55,000	Nil	07-Jun-12	-
7 September 2005	-	346,750	-	(8,000)	-	338,750	Nil	07-Jun-12	-
7 March 2006	-	52,500	-	-	-	52,500	Nil	20-Dec-12	-
6 April 2006	-	40,850	-	-	-	40,850	Nil	20-Dec-12	-
	454,300	495,100	-	(24,500)	-	924,900			-
GESP (by grant date)									
1 March 2005	29,789	-	(29,789)	-	-	-	$27.59	31-Aug-05	-
1 September 2005	-	32,990	(32,990)	-	-	-	$29.46	28-Feb-06	-
1 March 2006#	-	22,072	-	-	-	22,072	$44.17	31-Aug-06	-
	29,789	55,062	(62,779)	-		22,072			
Total	3,487,069	550,162	(1,616,649)	(159,900)	-	2,260,682			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

\# As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2006.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$47.99
Performance Rights	-
GESP	$44.18

82-3785

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments (continued)

June 2005	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2005
SESOP II (by grant date)									
20 November 1997*	100,000	-	(100,000)	-	-	-	$8.93	20-Nov-04	-
14 July 1998*	58,310	-	(58,310)	-	-	-	$10.82	14-Jul-05	-
13 July 1999*	392,480	-	(392,480)	-	-	-	$13.23	13-Jul-06	-
16 November 1999*	85,000	-	(68,000)	-	-	17,000	$20.84	16-Nov-06	17,000
28 February 2000*	60,000	-	(48,000)	-	-	12,000	$21.01	28-Feb-07	12,000
9 February 2000*	200,000	-	(160,000)	-	-	40,000	$23.07	09-Feb-07	40,000
2 August 2000*	612,700	-	(28,720)	-	(25,000)	558,980	$34.04	02-Aug-07	558,980
20 June 2001*	649,500	-	-	-	(15,100)	634,400	$37.54	20-Jun-08	634,400
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	198,000	-	-	-	(72,000)	126,000	$37.54	22-Aug-08	126,000
18 October 2001*	5,000	-	-	-	-	5,000	$43.51	20-Aug-08	5,000
10 December 2001*	91,000	-	-	-	(28,000)	63,000	$49.94	09-Dec-08	63,000
28 January 2002*	20,000	-	-	-	-	20,000	$47.20	28-Jan-09	20,000
23 July 2002*	1,091,200	-	(15,000)	-	(62,500)	1,013,700	$27.97	23-Jul-09	1,013,700
16 October 2002*	30,000	-	-	-	-	30,000	$20.67	16-Oct-09	30,000
1 July 2003	507,600	-	(114,700)	-	-	392,900	$12.19	01-Jul-10	-
	4,190,790	-	(985,210)	-	(202,600)	3,002,980			2,610,080
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	153,000	-	-	-	(24,400)	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	-	-	132,300	Nil	31-Mar-11	-
29 October 2004	-	83,400	-	-	-	83,400	Nil	25-Aug-11	-
	395,300	83,400	-	-	(24,400)	454,300			-
GESP (by grant date)									
1 September 2004	-	35,895	(35,895)	-	-	-	$22.09	28-Feb-05	-
1 March 2005#	-	29,789	-	-	-	29,789	$27.59	31-Aug-05	-
	-	65,684	(35,895)	-	-	29,789			
Total	4,586,090	149,084	(1,021,105)	-	(227,000)	3,487,069			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2005.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$28.15
Performance Rights	-
GESP	$32.05

26 Share based payments (continued)

(c) Valuation assumptions and fair values of equity instruments granted

The fair value of services received in return for equity instruments granted are measured by reference to the fair value of equity instruments granted. The estimate of fair value of the services received is measured based on a combination of the Binomial and Black Scholes option valuation methodologies. The expected vesting period of equity instruments is also used as an input into the valuation model applied.

The following tables summarise the assumptions and fair values of unexercised equity instruments issued after 7 November 2002:

	Fair Value[1]	Share Price	Exercise Price	Expected volatility[2]	Life assumption	Expected dividend yield	Risk free interest rate
SESOP II (by grant date)							
1 July 2003	$4.58	$12.08	$12.19	37.0%	3–5 years	2.5%	5.60%
Performance Rights (by grant date)							
16 October 2003	$10.52	$16.25	Nil	37.0%	4 years	2.5%	5.61%
15 December 2003	$11.33	$17.51	Nil	37.0%	4 years	2.5%	5.79%
28 April 2004	$15.14	$22.91	Nil	35.0%	4 years	2.0%	5.71%
21 June 2004	$14.34	$21.72	Nil	34.0%	4 years	2.0%	5.63%
29 October 2004	$20.69	$28.80	Nil	34.0%	4 years	2.0%	5.32%
15 July 2005	$24.51	$34.90	Nil	27.0%	4 years	1.5%	5.19%
7 September 2005	$24.40	$34.75	Nil	27.0%	4 years	1.5%	5.10%
7 March 2006	$43.58	$53.25	Nil	27.0%	4 years	1.5%	5.37%
6 April 2006	$42.97	$53.41	Nil	27.0%	4 years	1.5%	5.51%
GESP (by grant date)[3]							
1 September 2004	$5.97	$26.03	$22.09	34.0%	6 months	2.0%	5.70%
1 March 2005	$7.60	$33.11	$28.14	34.0%	6 months	2.0%	5.70%
1 September 2005	$6.19	$34.52	$29.46	27.0%	6 months	1.5%	5.10%
1 March 2006	$10.89	$51.97	$44.17	27.0%	6 months	1.5%	5.37%

[1] Equity instruments are granted under a service condition and, for equity instruments issued under the SESOP II plan, a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. The market conditions associated with equity instruments issued under the SESOP II and Performance Rights plans are incorporated into the determination of the fair value at grant date.

[2] The expected volatility is based on the historic volatility (calculated based on the remaining life assumption of each equity instrument), adjusted for any expected changes to future volatility due to publicly available information.

[3] The fair value of GESP equity instruments is estimated based on the assumptions prevailing on the grant date. In accordance with the terms and conditions of the GESP plan, shares are issued at the lower of the ASX market price on the first and last dates of the contribution period.

27 Key management personnel disclosures

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Executive directors

B A McNamee (Chief Executive Officer and Managing Director)

A M Cipa (Finance Director)

Non-executive directors

P H Wade (Chairman)

J Akehurst

E A Alexander

I A Renard

M A Renshaw

K J Roberts

J Shine (appointed 1 June 2006)

A C Webster

Executives

P Turner (President, ZLB Behring)

C Armit (President, CSL Pharmaceutical)

P Bordonaro (President, CSL Bioplasma)*

A Cuthbertson (Chief Scientific Officer)

P Turvey (Company Secretary and General Counsel)

K Milroy (General Manager, Human Resources)^

T Giarla ((President, CSL Bioplasma)*

A von Bibra (General Manager, Human Resources)^

* During the year the role of President of CSL Bioplasma transitioned from Mr Bordonaro to Mr Giarla.

^ During the year the role of General Manager of Human Resources transitioned from Mr Milroy to Ms von Bibra. The disclosures below for Ms von Bibra are for the period from 23 January 2006 to 30 June 2006.

02-3709

27 Key management personnel disclosures (continued)

Total compensation for key management personnel

	Consolidated entity		Parent entity	
	$	$	$	$
	2006	2005	**2006**	2005
Short term				
Salary and Fees	**6,192,904**	6,319,102	**5,306,879**	5,310,610
Short term incentive cash bonus	**4,271,247**	5,034,110	**3,384,564**	4,271,670
Non-monetary benefits	**365,655**	286,591	**331,271**	282,419
Total	**10,829,806**	11, 639,803	**9,022,714**	9,864,699
Post-employment				
Superannuation benefits	**520,348**	446,094	**441,652**	367,834
Total	**520,348**	446,094	**441,652**	367,834
Other long-term - Long service leave and equivalents	**447,035**	652,321	**361,843**	256,381
Share-based payments				
Equity settled shares / units	**1,625,820**	720,877	**1,416,676**	637,363
Equity settled options / rights	**998,719**	903,581	**840,379**	703,579
	2,624,539	1,624,458	**2,257,055**	1,340,942
Total	**14,421,728**	14,362,676	**12,083,264**	11,829,856

The consolidated entity has applied the relief granted in Regulation 2M of the Corporations Act to disclose certain compensation information required by AASB 124 *Related Parties Disclosure* in respect of key management personnel in the Directors' Report.

Loans to key management personnel and their related parties (consolidated entity)

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the consolidated entity to key management personnel and their related parties, and the number of individuals in each group, are as follows:

		Opening balance $	Interest charged $	Closing balance $	Number in group
Total for key management personnel	**2006**	**5,982,000**	**149,000**	**5,385,000**	**10**
	2005	3,812,000	143,000	5,982,000	12
Total for other related parties	**2006**	**-**	**-**	**-**	**-**
	2005	-	-	-	-
Total for key management personnel and their related parties	**2006**	**5,982,000**	**149,000**	**5,385,000**	**10**
	2005	3,812,000	143,000	5,982,000	12

27 Key management personnel disclosures (continued)

Loans to key management personnel and their related parties (continued)

Details regarding loans outstanding at the reporting date to key management personnel and their related parties at any time during the reporting period, are as follows:

	Balance at 1 July 2005 $	Interest charged $	Balance at 30 June 2006 $	Highest owing in period $	Interest not charged $
Executive Directors					
B A McNamee	893,000	35,000	447,000	893,000	18,000
A M Cipa	48,000	2,000	46,000	48,000	2,000
Key Management Personnel					
P Turner	110,000	4,000	110,000	110,000	4,000
C Armit	2,537,000	40,000	1,615,000	3,460,000	62,000
P Bordonaro	330,000	-	-	330,000	2,000
A Cuthbertson	1,008,000	37,000	1,511,000	1,784,000	91,000
P Turvey	593,000	20,000	1,702,000	1,702,000	50,000
K Milroy	463,000	-	-	463,000	3,000
A von Bibra	-	-	-	-	-
T Giarla	-	11,000	-	-	-

All of the loans relate to SESOP and SESOP II under which key management personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under this plan. No grants of options have been made under SESOP II since July 2003.

Loans to key management personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2.5%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7.82%.

Other key management personnel transactions with the company or its controlled entities

The key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships, including property leases and collaborative research arrangements, with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

27 Key management personnel disclosures (continued)

Options and rights over equity instruments granted as compensation

The movement during the reporting period in the number of options and rights over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

SESOP and SESOP II Options	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2006	Number Vested during the year	Vested and exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-	-	-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Executives							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-	-	15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	**815,100**	**-**	**541,120**	**-**	**273,980**	**328,280**	**91,000**

No SESOP or SESOP II options were granted in the current year. No SESOP or SESOP II options have been granted since the end of the financial year. The options have been provided at no cost to the recipients.

No options held by key management personnel are vested but not exercisable.

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

27 Key management personnel disclosures (continued)

Performance Rights	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006
Executive Directors			
B A McNamee	70,000	77,500	147,500
A M Cipa	40,000	30,000	70,000
Executives			
P Turner	24,800	29,550	54,350
C Armit	14,400	7,450	21,850
P Bordonaro	20,800	7,450	28,250
A Cuthbertson	11,100	14,250	25,350
P Turvey	17,100	10,250	27,350
K Milroy	5,800	4,450	10,250
T Giarla	6,000	6,850	12,850
A von Bibra	1,500	3,300	4,800
Total	**211,500**	**191,050**	**402,550**

Performance Rights were granted during the current year as follows:

Date granted	Expiry date	Exercise price	Fair value
15 July, 2005	7 June 2012	Nil	$24.51
7 September, 2005	7 June 2012	Nil	$24.40
7 March, 2006	20 December 2012	Nil	$43.58
6 April, 2006	20 December 2012	Nil	$42.97

No Performance Rights have been granted since the end of the financial year. The Performance Rights have been provided at no cost to the recipients.

No Performance Rights held by key management personnel have vested.

For further details, including the key terms and conditions, grant and exercise dates for all Performance Rights granted to executives, refer note 26.

Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share-based payment transactions (including options and performance rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

82-3785

27 Key management personnel disclosures (continued)

Exercise of equity instruments granted as compensation

During the reporting period, the following shares were issued on the exercise of options or performance rights granted as compensation:

	30 June 2006			30 June 2005		
	Date Option Granted	Number of shares	Paid per share $	Date Option Granted	Number of shares	Paid per share $
Directors						
B A McNamee	-	-	-	November 1997	100,000	$8.93
A M Cipa	August 2000	50,000	$34.04	July 1998	5,954	$10.82
				July 1999	20,000	$13.23
Executives						
P Turner	July 2002	45,000	$27.97	July 1998	10,192	$10.82
	August 2000	100,000	$34.04			-
C Armit	February 2000	40,000	$23.07	February 2000	160,000	$23.07
P Bordonaro	August 2000	75,000	$34.04	July 1998	6,000	$10.82
A Cuthbertson	February 2000	12,000	$21.01	July 1999	20,000	$13.23
	July 2002	45,000	$27.97	February 2000	48,000	$21.01
P Turvey	August 2000	50,000	$34.04	July 1998	5,924	$10.82
	July 2002	30,000	$27.97	July 1999	20,000	$13.23
K Milroy	June 2001	28,000	$37.54	July 1999	14,000	$13.23
T Giarla	July 2003	45,000	$12.19	July 1999	36,000	$13.23
A von Bibra	June 2001	21,120	$37.54	-	-	-
	Total:	541,120			446,070	

There are no amounts unpaid on the shares as a result of the exercise of options or performance rights.

Movements in shares	Balance at 1 July 2005	Options / Performance Rights Exercised during year	Other changes during year	Balance at 30 June 2006
Executive Directors				
B A McNamee	343,511	-	(50,000)	**293,511**
A M Cipa	8,547	50,000	(50,000)	**8,547**
Non-Executive Directors				
P H Wade	30,910	-	1,241	**32,151**
J Akehurst	6,313	-	531	**6,844**
E A Alexander	6,516	-	531	**7,047**
I A Renard	6,373	-	531	**6,904**
M A Renshaw	659	-	531	**1,190**
K J Roberts	5,838	-	(469)	**5,369**
A C Webster	8,842	-	531	**9,373**
Executives				
P Turner	12,242	145,000	(145,000)	**12,242**
C Armit	110,910	40,000	(80,000)	**70,910**
P Bordonaro	26,760	75,000	(101,000)	**760**
A Cuthbertson	48,379	57,000	(48,000)	**57,379**
P Turvey	46,971	80,000	(75,713)	**51,258**
K Milroy	36,603	28,000	(62,832)	**1,771**
T Giarla	-	45,000	(45,000)	**-**
A von Bibra	1,283	21,120	(21,765)	**638**
Total	700,657	541,120	(675,883)	**565,894**

There have been no movements in shareholdings of key management personnel between 30 June 2006 and the date of this report.

28 Non key management personnel related party disclosure

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Identity of related parties

The parent entity has a related party relationship with its subsidiaries (see note 31) and with its key management personnel (see note 27).

Other related party transactions

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

Wholly owned subsidiaries

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through intercompany loan accounts and may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned subsidiaries are set out in the notes to the financial statements.

Partly owned subsidiaries

- No transactions occurred during the year.

Amounts payable to and receivable from parties in the partly owned subsidiaries are set out in the notes to the financial statements.

Transactions with key management personnel and their related parties

Disclosures relating to key management personnel are disclosed in note 27.

Transactions with other related parties

During the year, the parent and subsidiaries made contributions to defined benefit and contribution superannuation plans as disclosed in note 25.

Ownership interests in related parties

The ownership interests in related parties in the consolidated entity are disclosed in note 31. All transactions with subsidiaries have been eliminated on consolidation.

		Consolidated Entity		Parent Entity	
		2006 $	2005 $	2006 $	2005 $
29	**Remuneration of Auditors**				
	Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its subsidiaries by:				
	Ernst & Young	**751,500**	590,217	**751,500**	590,217
	Ernst & Young related practices	**2,541,364**	2,391,655	**-**	-
		3,292,864	2,981,872	**751,500**	590,217
	Amounts received, or due and receivable, for the other services in relation to the parent entity and its subsidiaries by:				
	Ernst & Young				
	- due diligence / completion audits	**16,000**	488,408	**16,000**	488,408
	- accounting advice	**-**	67,500	**-**	67,500
	- compliance and other audits	**13,050**	46,764	**13,050**	46,764
	Ernst & Young related practices				
	- due diligence / completion audits	**-**	19,695	**-**	-
	- accounting advice	**-**	-	**-**	-
	- compliance and other audits	**181,193**	-	**-**	-
		210,243	622,367	**29,050**	602,672
		3,503,107	3,604,239	**780,550**	1,192,889

30 Commitments and contingencies

(a) Operating leases

	Consolidated 2006	Consolidated 2005	Parent 2006	Parent 2005
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	**35,667**	31,889	**1,259**	1,433
Later than one year but not later than five years	**86,466**	86,222	**2,084**	2,619
Later than five years	**117,482**	132,268	**370**	378
	239,615	250,379	**3,713**	4,430

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are predominantly fixed, but generally contain inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

(b) Finance leases

	Consolidated 2006	Consolidated 2005	Parent 2006	Parent 2005
Future minimum lease payments are payable as follows:				
Not later than one year	**4,771**	4,242	**-**	-
Later than one year but not later than five years	**17,416**	16,614	**-**	-
Later than five years	**49,160**	49,095	**-**	-
Total minimum lease payments	**71,347**	69,951	**-**	-
Future finance charges	**(29,826)**	(29,710)	**-**	-
Finance lease liability	**41,521**	40,241	**-**	-
The present value of finance lease liabilities is as follows:				
Not later than one year	**2,198**	1,850	**-**	-
Later than one year but not later than five years	**8,372**	7,969	**-**	-
Later than five years	**30,951**	30,422	**-**	-
	41,521	40,241	**-**	-
Finance lease – current liability (refer note 17)	**2,111**	1,756	**-**	-
Finance lease – non-current liability (refer note 17)	**39,410**	38,485	**-**	-
	41,521	40,241	**-**	-

Finance leases entered into relate predominantly to leased plant and equipment. Lease payments are generally fixed for the life of the agreement. At the end of the lease term, the consolidated entity has the option to purchase the equipment at a discount to market value, a price deemed to be a bargain purchase option. No finance leases contain restrictions on financing or other leasing activities.

82-3785

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
30 Commitments and contingencies (continued)				
(c) Total lease liability				
Current				
Finance leases (refer note 17)	**2,111**	1,756	-	-
Surplus lease space (refer note 19)	**2,343**	6,720	-	-
	4,454	8,476	-	-
Non-current				
Finance leases (refer note 17)	**39,410**	38,485	-	-
Surplus lease space (refer note 19)	**948**	3,844	-	-
	40,358	42,329	-	-
	44,812	50,805	-	-
(d) Capital commitments				
Capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**40,109**	11,808	**13,832**	4,500
Later than one year but not later than five years	**8,160**	-	-	-
Later than five years	-	-	-	-
	48,269	11,808	**13,832**	4,500

(e) Contingent assets and liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Parent entity guarantee of subsidiary borrowings	-	-	**858,451**	818,897
Bank guarantees	**26,632**	23,186	**4,995**	4,045
	26,632	23,186	**863,446**	822,942

Service agreements

The maximum contingent liability for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity. The maximum liability that could arise, for which no provisions are included in the financial statements is as follows:

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Service agreements	**7,683**	8,243	**5,463**	3,780

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in the defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage The consolidated entity has disclaimed liability for, and is vigorously defending, all current claims and actions that have been made.

Deed of cross guarantee

The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the subsidiaries which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up. Refer note 33 for details.

Notes to the Financial Statements (continued)

for the year ended 30 June 2006

82-3785

31 Controlled Entities

	Country of incorporation	Percentage Owned 2006 %	2005 %	
Parent Entity:				
CSL Limited	Australia			
Subsidiaries of CSL Limited:				
Cervax Pty Ltd	Australia	**74**	74	
CSL (New Zealand) Limited	New Zealand	**100**	100	(a)
Iscotec AB	Sweden	**100**	100	(a)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	
CSL Denmark ApS	Denmark	**100**	100	(a)
ZLB Behring AG	Switzerland	**100**	100	(a)
ZLB GmbH	Germany	**100**	100	(a)
CSL UK Holdings Limited	England	**100**	100	(a)
ZLB Bioplasma UK Limited	England	**100**	100	(a)
ZLB Holdings Inc	USA	**100**	100	
CSL Biotherapies Inc	USA	**100**	-	(b)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	**100**	100	(a)
ZLB Behring LLC	USA	**100**	100	(a)
ZLB Behring Sales Force Inc.	USA	**100**	100	(a)
ZLB Bioplasma Inc	USA	**100**	100	(a)
ZLB Behring Canada Inc.	Canada	**100**	100	(a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	**100**	100	(a)
ZLB Behring KK	Japan	**100**	100	(a)
ZLB Behring S.A. de C.V.	Mexico	**100**	100	(a)
ZLB Behring S.A.	France	**100**	100	(a)
ZLB Pharma GmbH	Germany	**100**	100	(a)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	**100**	100	(a)
ZLB Behring Verwaltungs GmbH	Germany	**100**	100	(a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	**100**	100	(a)
ZLB Plasma Services GmbH	Germany	**100**	100	(a)
ZLB Behring GmbH	Germany	**100**	100	(a)
ZLB Behring (Switzerland) AG	Switzerland	**100**	100	(a)
ZLB Behring GmbH	Austria	**100**	100	(a)
ZLB Behring S.A.	Spain	**100**	100	(a)
ZLB Behring A.B.	Sweden	**100**	100	(a)
ZLB Behring S.p.A.	Italy	**100**	100	(a)
ZLB Behring N.V.	Belgium	**100**	100	(a)
ZLB Behring Lda	Portugal	**100**	100	(a)
ZLB Behring MEPE	Greece	**100**	100	(a)
ZLB Behring Asia Pacific Limited	Hong Kong	**100**	100	(a)
ZLB Behring S.A.	Argentina	**100**	100	(a)
ZLB Behring Holdings Ltd.	England	**100**	100	(a)
ZLB Behring UK Ltd.	England	**100**	100	(a)
CSL Biotherapies Asia Pacific Limited	Hong Kong	**100**	-	(b)

(a) Audited by affiliates of the parent entity auditors.

(b) CSL Biotherapies Inc and CSL Biotherapies Asia Pacific Limited were incorporated during the year.

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
32 Statement of Cash Flows					
(a) Reconciliation of cash and cash equivalents and non-cash financing and investing activities					
Cash at the end of the year is shown in the cash flow statement as:					
Cash at bank and on hand	7	**384,064**	258,528	**28,066**	-
Cash deposits	7	**369,630**	465,314	**149,224**	461,769
Bank overdrafts	17	**(5,706)**	(4,091)	**-**	-
		747,988	719,751	**177,290**	461,769
(b) Reconciliation of Profit after Tax to Cash Flows from Operations					
Profit after tax		**117,357**	487,774	**16,034**	55,295
Non-cash items in profit after tax					
Contingent consideration		**233,536**	-	**-**	-
Depreciation and amortisation		**116,064**	125,137	**31,122**	29,746
Loss / (Gain) on sale of property, plant and equipment		**(421)**	1,994	**75**	67
Finance costs		**1,351**	1,258	**-**	-
Unwinding of discount		**7,360**	9,271	**-**	-
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement		**-**	11,164	**-**	-
Share based payments expense		**4,684**	2,294	**4,684**	2,294
Changes in assets and liabilities, net of the effects of purchase / disposal of subsidiaries:					
(Increase)/decrease in trade and other receivables		**24,704**	(86,707)	**(16,803)**	(13,988)
(Increase)/decrease in inventories		**30,500**	157,972	**(6,975)**	6,696
(Increase)/decrease in retirement benefit assets		**(19,342)**	927	**213**	-
(Increase)/decrease in deferred tax assets		**6,809**	173,235	**(14,216)**	-
Increase/(decrease) in trade and other payables		**(6,066)**	31,036	**10,751**	892
Increase/(decrease) in deferred government grants		**1,504**	2,460	**1,504**	2,460
Increase/(decrease) in provisions		**(3,713)**	(22,222)	**5,862**	(2,316)
Increase/(decrease) in retirement benefit liabilities		**(5,714)**	(37,060)	**(158)**	(336)
Increase/(decrease) in deferred tax liabilities		**13,551**	(53,024)	**23,958**	(5,087)
		522,164	805,509	**56,051**	75,723
Less: Gain on sale of discontinued operations, net of tax	6	**-**	237,687	**-**	-
Net cash inflow from operating activities		**522,164**	567,822	**56,051**	75,723

(c) Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity Accessible $000	Consolidated Entity Drawn down $000	Consolidated Entity Unused $000	Parent Entity Accessible $000	Parent Entity Drawn down $000	Parent Entity Unused $000
June 2006						
Bank overdraft facility (b), (d)	**10,219**	**5,706**	**4,513**	**4,513**	**-**	**4,513**
Bank loan facilities (a), (d)	**655,132**	**486,778**	**168,354**	**-**	**-**	**-**
Total financing facilities (c)	**665,351**	**492,484**	**172,867**	**4,513**	**-**	**4,513**

32 Statement of Cash Flows (continued)

(c) Financing Facilities (continued)

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	9,383	4,091	5,292	4,482	-	4,482
Bank loan facilities (a), (d)	658,514	458,269	200,245	-	-	-
Total financing facilities (c)	667,897	462,360	205,537	4,482	-	4,482

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current / non-current allocation of loan facilities reflects the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

33 Deed of Cross Guarantee

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the prior year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

SUMMARISED INCOME STATEMENT AND RETAINED EARNINGS	Consolidated Entity	
	2006 $000	2005 $000
Profit before tax	**243,272**	206,493
Income tax expense	**(10,268)**	(15,356)
Net profit	**233,004**	191,137
Set out below is a summary of movements in consolidated retained earnings of the closed group:		
Retained earnings at beginning of the financial year	**581,196**	474,971
Net profit	**233,004**	191,137
Actuarial gain / (loss) on defined benefit plans, net of tax	**1,437**	38
Dividends provided for or paid	**(124,394)**	(84,950)
Retained earnings at the end of the financial year	**691,243**	581,196

As disclosed in note 5 the contingent consideration on the acquisition of Aventis Behring was recognised on 20 June 2006 and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited. As the provision was booked in ZLB Bioplasma (Hong Kong) Limited, the provision and associated charge is not reflected within the class order group.

33 Deed of Cross Guarantee (continued)

BALANCE SHEET

	Consolidated Entity	
	2006 $000	2005 $000
CURRENT ASSETS		
Cash and cash equivalent	434,383	461,769
Trade and other receivables	58,975	53,370
Current tax assets	57,374	-
Inventories	66,426	59,451
Other financial assets	-	-
Total current assets	617,158	574,590
NON-CURRENT ASSETS		
Trade and other receivables	429,080	456,876
Other financial assets	1,259,318	1,298,641
Property, plant and equipment	268,881	261,402
Deferred tax assets	24,457	-
Intangible assets	20,000	20,000
Retirement benefit assets	1,840	-
Total non-current assets	2,003,576	2,036,919
TOTAL ASSETS	2,620,734	2,611,509
CURRENT LIABILITIES		
Trade and other payables	109,361	138,221
Interest-bearing liabilities and borrowings	359,855	-
Other financial liabilities	-	-
Current tax liabilities	24,801	-
Provisions	26,116	17,848
Deferred government grants	371	296
Retirement benefit liabilities	-	-
Total Current Liabilities	520,504	156,365
NON-CURRENT LIABILITIES		
Trade and other payables	69,813	1,328
Interest-bearing liabilities and borrowings	274,399	595,520
Non-current tax liabilities	-	-
Deferred tax liabilities	37,225	31,617
Provisions	5,223	16,391
Deferred government grants	4,093	2,664
Retirement benefit liabilities	-	159
Total Non-Current Liabilities	390,753	647,679
TOTAL LIABILITIES	911,257	804,044
NET ASSETS	1,709,477	1,807,465
EQUITY		
Contributed equity	994,101	1,223,466
Reserves	24,133	2,803
Retained earnings	691,243	581,196
TOTAL EQUITY	1,709,477	1,807,465

	Consolidated Entity	
	2006	2005
	$000	$000
34 Earnings Per Share		
Earnings used in calculating basic and dilutive earnings per share comprises:		
Profit from continuing operations	**117,357**	234,729
Profit from discontinuing operations	**-**	253,045
Profit attributable to ordinary shareholders	**117,357**	487,774

	Number of shares	
	2006	2005
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**182,025,674**	195,988,194
Effect of dilutive securities:		
Senior Executive Share Ownership Plan options	**697,530**	500,953
Employee Performance Rights	**587,904**	321,154
Global Employee Share Plan	**29,299**	7,551
Contingent Consideration	**7,098,615**	4,852,093
Adjusted weighted average number of ordinary shares used in the calculation of diluted earnings per share:	**190,439,022**	201,669,945

Contingent consideration

In accordance with AASB 133 Earnings Per Share, contingent consideration that may be settled in either cash or ordinary shares is required to be included in the calculation of diluted earnings per share where the effect is dilutive.

Conversions, calls, subscription or issues after 30 June 2006

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

35 Events occurring after reporting date

On 17 July 2006, the consolidated entity announced a proposal to acquire 100% of the issued shares (125.2 million at 30 June 2006) in Zenyth Therapeutics Limited (Zenyth), a listed Australian based biotechnology company. The consideration offered is 82 cents cash per share. The proposal has been unanimously recommended by Zenyth's directors and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

36 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates and accordingly uses derivative financial instruments to manage specifically identified risks as approved by the board of directors. The accounting policy applied by the consolidated entity in respect to derivative financial instruments is outlined in note 1(w).

The purpose of specific derivative instruments that may be used by the consolidated entity is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased when considered necessary to create a desired hedge position; and
- Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The consolidated entity is, from time to time, exposed to interest rate risk through primary financial assets and liabilities. In accordance with the consolidated entities approved risk management policies, derivative financial instruments such as interest rate swaps are used to hedge interest rate risk exposures. As at 30 June 2006, no derivative financial instruments hedging interest rate risk were outstanding (2005: Nil).

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

		Fixed interest rate maturing in					
Consolidated Entity – June 2006	Floating rate (a)	1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	753,694	-	-	-	-	753,694	4.75%
Trade and other receivables	-	-	-	-	611,352	611,352	-
Other financial assets	-	-	-	-	12,600	12,600	-
	753,694	-	-	-	623,952	1,377,646	
Financial Liabilities							
Trade and other payables	-	-	-	-	388,979	388,979	-
Bank loans – unsecured	486,922	-	-	-	-	486,922	2.59%
Deferred consideration–intangibles acquired	-	9,261	16,459	-	-	25,720	2.78%
Deferred consideration–subsidiary acquired	-	80,228	82,262	-	-	162,490	4.35%
Bank overdraft – unsecured	5,706	-	-	-	-	5,706	5.10%
Senior unsecured notes	-	18,993	75,713	241,764	-	336,470	5.22%
Lease liabilities	-	2,111	8,394	31,016	-	41,521	6.14%
	492,628	110,593	182,828	272,780	388,979	1,447,808	

82-3789

36 Financial Instruments (continued)

Consolidated Entity – June 2005	Floating rate (a)	Fixed interest rate maturing in 1 year or less	Fixed interest rate maturing in Over 1 year to 5 years	Fixed interest rate maturing in Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	723,842	-	-	-	-	723,842	4.29%
Trade and other receivables	-	-	-	-	573,253	573,253	-
Other financial assets	-	-	-	-	16,566	16,566	-
	723,842	-	-	-	589,819	1,313,661	
Financial Liabilities							
Trade and other payables	-	-	-	-	398,555	398,555	-
Bank overdraft	4,091	-	-	-	-	4,091	2.45%
Bank loans - unsecured	458,269	-	-	-	-	458,269	1.82%
Deferred consideration–intangibles acquired	-	8,283	24,255	-	-	32,538	2.50%
Deferred consideration–subsidiary acquired	-	-	150,950	-	-	150,950	4.36%
Senior unsecured notes	-	-	74,258	250,633	-	324,891	5.70%
Lease liabilities	-	1,756	11,733	26,752	-	40,241	5.95%
	462,360	10,039	261,196	277,385	398,555	1,409,535	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Parent Entity – June 2006	Floating rate (a)	Fixed interest rate maturing in 1 year or less	Fixed interest rate maturing in Over 1 year to 5 years	Fixed interest rate maturing in Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	177,290	-	-	-	-	177,290	5.62%
Trade and other receivables	-	-	-	-	110,851	110,851	-
Other financial assets	-	-	-	-	1,232,935	1,232,935	-
	177,290	-	-	-	1,343,786	1,521,076	
Financial Liabilities							
Trade and other payables	-	-	-	-	688,999	688,999	-
	-	-	-	-	688,999	688,999	

82-3705

36 Financial Instruments (continued)

Parent Entity – June 2005	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	461,769	-	-	-	-	461,769	5.54%
Trade and other receivables	-	-	-	-	91,324	91,324	
Other financial assets	-	-	-	-	1,232,905	1,232,905	
	461,769	-	-	-	1,324,229	1,785,998	
Financial Liabilities							
Trade and other payables	-	-	-	-	595,199	595,199	
	-	-	-	-	595,199	595,199	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other subsidiaries also enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group subsidiaries from movements in exchange rates that would give rise to an income statement impact.

Hedges of net investment in foreign subsidiaries

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Unsecured Notes amounting to US$86.66m (2005: US$175m) and EUR 70.334m (2005: Nil) that are designated as a hedge of the consolidated entity's investment in ZLB Holdings Inc and ZLB Behring Gmbh. A net foreign exchange loss of $8.5m (2005: gain of $24.6m) was recognised in equity on translation of these borrowings to Australian Dollars.

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Bank Loans amounting to EUR 130m (2005: EUR 130m) that are designated as a hedge of the consolidated entity's investment in ZLB Behring GmbH. A net foreign exchange loss of $17.3m (2005: gain of $22.4m) was recognised in equity on translation of these borrowings to Australian Dollars.

Sensitivity analysis

In managing interest rate and currency risks the consolidated entity aims to reduce the impact of short-term fluctuations on the consolidated entity's earnings. However, over the longer-term, permanent changes in foreign exchange and interest rates would give rise to a consolidated entity income statement impact.

At 30 June 2006 it is estimated that a general increase of one percentage point in interest rates would increase/(decrease) the consolidated entity's profit after tax by approximately $1.8m (2005: $1.8m).

It is estimated that a general increase of one percentage point in the value of the Australian Dollar against other currencies would increase/(decrease) the consolidated entity's profit after tax by approximately $3.3m for the year ended 30 June 2006 (2005: $2.6m). The forward exchange contracts have been included in this calculation.

02-3/03

36 Financial Instruments (continued)

Fair values

The fair values, together with the carrying amounts of Financial Asset and Financial Liabilities shown in the balance sheet, are as follows:

Consolidated Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	753,694	753,694	723,842	723,842
Trade and other receivables	611,352	611,352	573,253	573,253
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	4,728	4,728	4,698	4,698
Managed financial assets	7,872	7,872	11,868	11,868
	1,377,646	1,377,646	1,313,661	1,313,661
Financial Liabilities				
Bank overdraft	5,706	5,706	4,091	4,091
Trade and other payables	388,979	388,979	398,555	398,555
Interest bearing liabilities and borrowings				
Unsecured bank loans	486,922	486,922	458,269	459,287
Unsecured notes	336,470	338,462	324,891	327,225
Deferred cash settlement	188,210	188,210	183,488	183,488
Finance leases	41,521	41,521	40,241	40,241
Other financial liabilities				
Derivatives	-	-	-	-
	1,447,808	1,449,800	1,409,535	1,412,887

There are no unrecognised gains or losses.

Parent Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	177,290	177,290	461,769	461,769
Trade and other receivables	110,851	110,851	91,324	91,324
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	4,728	4,728	4,698	4,698
Long term deposits	-	-	-	-
Managed financial assets	-	-	-	-
	292,869	292,869	557,791	557,791
Financial Liabilities				
Bank overdraft	-	-	-	-
Trade and other payables	688,999	688,999	595,199	595,199
Interest bearing liabilities and borrowings				
Unsecured bank loans	-	-	-	-
Unsecured notes	-	-	-	-
Deferred cash settlement	-	-	-	-
Finance leases	-	-	-	-
Other financial liabilities				
Derivatives	-	-	-	-
	688,999	688,999	595,199	595,199

There are no unrecognised gains or losses.

The following methods and assumptions were used to determine the net fair values of financial assets and liabilities:

Trade and other receivables / payables

The carrying value of trade and other receivables/payables with a remaining life of less than one year is deemed to reflect its fair value. All other trade and other receivables/payables are discounted to determine fair values.

36 Financial Instruments (continued)

Other financial assets – Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. Where discounted cash flows are used, estimated future cash flows are based on the director's best estimate and the discount rate is a market related rate for a similar instrument at the balance sheet date.

Other financial assets – other

Fair value is estimated using valuation techniques including recent arm's length transactions of like assets, discounted cash flow analysis and comparison to fair values of similar financial instruments.

Interest bearing liabilities and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flows.

Interest bearing liabilities and borrowings – Finance leases

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under financial instruments contracts or the amount receivable from trade and other debtors. Management has established policies to monitor and limit the exposure to credit risk on an on-going basis.

Transactions involving derivative financial instruments are with counterparties with whom the consolidated entity has a signed netting agreement as well as sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The consolidated entity minimises the credit risks associated with trade and other debtors by undertaking transactions with a large number of customers in various countries.

The maximum exposure to credit risk at balance date is the carrying amount, net of any allowance for doubtful debts or impairment, of each financial asset, including derivative financial instruments, in the balance sheet.

The credit quality of financial assets that are neither past due, nor impaired is as follows:

For the year ended 30 June 2006	Financial Institutions	Governments	Hospitals	Buying Groups	Other	Total
Cash and cash equivalents	753,694	-	-	-	-	753,694
Trade and other receivables	1,242	36,104	209,817	170,555	193,634	611,352
Other financial assets	12,600	-	-	-	-	12,600
	767,536	36,104	209,817	170,555	193,634	1,377,646

The consolidated entity has not renegotiated any material collection/repayment terms of any financial assets in the current financial year.

36 Financial Instruments (continued)

Credit Risk (continued)

An analysis of trade receivables that are past due and the allowance for doubtful debts is as follows: All other financial assets are less than 30 days overdue.

For the year ended 30 June 2006:	Not impaired	Impaired	Allowance for doubtful debts
Trade and other receivables:			
less than 30 days overdue	357,451	-	-
more than 30 but less than 90 days overdue	84,605	-	-
more than 90 days overdue	82,926	13,744	13,744
	524,982	13,744	13,744

Financial assets are considered impaired where there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original trade and other receivable terms. An allowance for doubtful debts is created for the difference between the assets carrying amount and the present value of estimated future cashflows. The consolidated entity's trading terms do not generally include the requirement for customers to provide collateral as security for financial assets.

82-3785

37 Explanation of transition to AIFRSs

As stated in significant accounting policies note 1, these consolidated financial statements are the first prepared in accordance with AIFRSs.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's transition date).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (AGAAP). An explanation of how the transition from the previous AGAAP to AIFRSs has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

i). At the date of transition to AIFRS: 1 July 2004

		Consolidated Entity			Parent Entity		
		Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
	Notes	$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS							
Cash and cash equivalents		114,896	-	114,896	12,700	-	12,700
Trade and other receivables	viii	532,196	31,860	564,056	43,265	3,894	47,159
Inventories		1,352,578	-	1,352,578	66,147	-	66,147
Other	viii	31,860	(31,860)	-	3,894	(3,894)	-
Total Current Assets		2,031,530	-	2,031,530	126,006	-	126,006
NON-CURRENT ASSETS							
Trade and other receivables		6,489	-	6,489	305,109	-	305,109
Other financial assets		8,223	-	8,223	1,204,058	-	1,204,058
Property, plant and equipment		887,017	-	887,017	259,199	-	259,199
Deferred tax assets	v	77,644	192,825	270,469	9,825	(9,825)	-
Intangible assets		859,870	-	859,870	20,000	-	20,000
Other	x	4,610	(4,610)	-	-	-	-
Retirement benefit assets	ii	-	1,026	1,026	-	-	-
Total Non-Current Assets		1,843,853	189,241	2,033,094	1,798,191	(9,825)	1,788,366
TOTAL ASSETS		3,875,383	189,241	4,064,624	1,924,197	(9,825)	1,914,372
CURRENT LIABILITIES							
Trade and other payables		458,502	-	458,502	53,905	-	53,905
Interest-bearing liabilities and borrowings	ix	13,297	(5,353)	7,944	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		26,903	-	26,903	21,960	-	21,960
Provisions	ix	199,406	5,353	204,759	15,843	-	15,843
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		698,108	296	698,404	91,708	296	92,004
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	854,347	(13,759)	840,588	-	-	-
Deferred tax liabilities	v	80,577	61,239	141,816	12,699	(2,822)	9,877
Provisions	ii,ix	168,309	(86,023)	82,286	20,712	-	20,712
Deferred government grants	iv	-	204	204	-	204	204
Retirement benefit liabilities	ii	-	116,591	116,591	-	533	533
Total Non-Current Liabilities		1,103,233	78,252	1,181,485	33,411	(2,085)	31,326
TOTAL LIABILITIES		1,801,341	78,548	1,879,889	125,119	(1,789)	123,330
NET ASSETS		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042
EQUITY							
Contributed equity		1,502,417	-	1,502,417	1,502,417	-	1,502,417
Reserves	xiv	77,373	(76,432)	941	22,824	(21,883)	941
Retained earnings	xv	494,252	187,125	681,377	273,837	13,847	287,684
TOTAL EQUITY		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042

ii). At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated Entity			Parent Entity		
		Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
	Notes	$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS							
Cash and cash equivalents		723,842	-	723,842	461,769	-	461,769
Trade and other receivables	viii	536,983	22,244	559,227	68,864	2,419	71,283
Inventories		946,583	-	946,583	59,451	-	59,451
Other	viii	22,244	(22,244)	-	2,419	(2,419)	-
Other financial assets		-	-	-	-	-	-
Total Current Assets		2,229,652	-	2,229,652	592,503	-	592,503
NON-CURRENT ASSETS							
Trade and other receivables	viii	11,014	3,012	14,026	20,041	-	20,041
Other financial assets	viii	19,578	(3,012)	16,566	1,232,905	-	1,232,905
Property, plant and equipment		769,143	-	769,143	261,402	-	261,402
Deferred tax assets	v	97,414	(20,755)	76,659	10,400	(10,400)	-
Intangible assets	i,vi	744,143	42,292	786,435	20,000	-	20,000
Other	x	3,352	(3,352)	-	-	-	-
Retirement benefit assets	ii	-	50	50	-	-	-
Total Non-Current Assets		1,644,644	18,235	1,662,879	1,544,748	(10,400)	1,534,348
TOTAL ASSETS		3,874,296	18,235	3,892,531	2,137,251	(10,400)	2,126,851
CURRENT LIABILITIES							
Trade and other payables	v	398,555	-	398,555	573,540	21,659	595,199
Interest-bearing liabilities and borrowings	ix	21,861	(6,720)	15,141	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		37,130	-	37,130	-	-	-
Provisions	ix	75,171	6,720	81,891	17,848	-	17,848
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		532,717	296	533,013	591,388	21,955	613,343
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	ix,x	1,003,035	(7,196)	995,839	-	-	-
Deferred tax liabilities	v	106,814	(28,537)	78,277	33,968	(24,010)	9,958
Provisions	ii,ix	157,218	(78,672)	78,546	16,391	-	16,391
Deferred government grants	iv	-	2,664	2,664	-	2,664	2,664
Retirement benefit liabilities	ii	-	95,667	95,667	-	159	159
Total Non-Current Liabilities		1,267,067	(16,074)	1,250,993	50,359	(21,187)	29,172
TOTAL LIABILITIES		1,799,784	(15,778)	1,784,006	641,747	768	642,515
NET ASSETS		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336
EQUITY							
Contributed equity	iii	1,223,034	432	1,223,466	1,223,034	432	1,223,466
Reserves	xiv	(62,091)	(120,915)	(183,006)	22,824	(20,021)	2,803
Retained earnings	xv	913,569	154,496	1,068,065	249,646	8,421	258,067
TOTAL EQUITY		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336

(b) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

i). Reconciliation of profit for the year ended 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Sales revenue	vi	2,749,934	(140,969)	2,608,965	363,320	-	363,320
Cost of sales	vi,xiii	(1,686,776)	67,943	(1,618,833)	(169,872)	(981)	(170,853)
Gross profit		1,063,158	(73,026)	990,132	193,448	(981)	192,467
Other revenue	iv,vi,xi,	502,976	(461,682)	41,294	33,471	(2,473)	30,998
Research and development expenses	vi	(145,721)	4,763	(140,958)	(59,192)	-	(59,192)
Selling and marketing expenses	vi	(332,336)	7,470	(324,866)	(42,517)	-	(42,517)
General and administration expenses	ii,iii,vi, xi xii,xiii	(174,583)	58,079	(116,504)	(55,577)	(981)	(56,558)
Other expenses – Net assets of discontinued operations	vi	(178,548)	178,548	-	-	-	-
Other expenses	i,vi,xii	(51,366)	51,366	-	-	-	-
Finance costs	vi	(41,640)	2,825	(38,815)	(387)	-	(387)
Profit before income tax expense – continuing operations		641,940	(231,657)	410,283	69,246	(4,435)	64,811
Income tax expense – continuing operations	v	(95,422)	(80,132)	(175,554)	(8,487)	(1,029)	(9,516)
Net Profit after tax from continuing operations		546,518	(311,789)	234,729	60,759	(5,464)	55,295
Net Profit after tax from discontinued operations	6	-	253,045	253,045	-	-	-
Net profit attributable to members of CSL Limited		546,518	(58,744)	487,774	60,759	(5,464)	55,295

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(d) Adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement*

The adoption, effective 1 July 2005, of AASB 132 and AASB 139 has not resulted in any material adjustments to the consolidated balance sheet.

(e) Notes to the reconciliations

(i) Goodwill

In accordance with AIFRS, from 1 July 2004 goodwill acquired in a business combination is no longer amortised. Instead goodwill is subject to an annual impairment test focusing on the cash flows of the related cash generating units.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase *intangible assets*	-	43,052	-	-
(Increase) *deferred tax liabilities*	-	(10,676)	-	-
NET ASSETS	-	32,376	-	-
Decrease *foreign currency translation reserve*	-	1,951	-	-
(Increase) *retained earnings*	-	(34,327)	-	-
TOTAL EQUITY	-	(32,376)	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
(Decrease) *other expenses*	(45,564)	-
Increase *income tax expense*	11,237	-
NET PROFIT	(34,327)	-

(ii) Employee Benefits

In accordance with AIFRS, actuarial valuations have been used to measure and recognise the net benefit or obligation attributable to current and prior periods of the defined benefit superannuation plans and other retirement benefit plans that the consolidated entity sponsors.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase *retirement benefit assets*	1,026	50	-	-
Increase *deferred tax assets*	8,229	5,066	160	48
(Increase) *retirement benefit liabilities*	(533)	(159)	(533)	(159)
(Increase) *non-current provisions*	(20,886)	(12,992)	-	-
(Increase) *deferred tax liabilities*	(225)	(11)	-	-
NET ASSETS	(12,389)	(8,046)	(373)	(111)
(Increase) *foreign currency translation reserve*	-	(1,002)	-	-
Decrease *retained earnings*	12,389	9,048	373	111
TOTAL EQUITY	12,389	8,046	373	111

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
(Decrease) *general and administration expenses*	(29,967)	(319)
Increase *income tax expense*	10,490	95
NET PROFIT	(19,477)	(224)

In addition, in accordance with AASB 119 *Employee Benefits,* Retirement benefit liabilities are presented separately from provision and therefore liabilities recognised in the AGAAP balance sheet have been reclassified as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
Decrease *non-current provisions*	116,058	95,508	-	-
(Increase) *non-current retirement benefit liabilities*	(116,058)	(95,508)	-	-
NET ASSETS	-	-	-	-

(iii) Share-based payments

In accordance with AIFRS, a share based payments expense has been recognised for options, performance rights and share plan arrangements granted after 7 November 2002 that remain unexercised as at 1 January 2005.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
(Increase) *contributed equity*	-	(432)	-	(432)
(Increase) *share based payments reserve*	(941)	(2,803)	(941)	(2,803)
Decrease *retained earnings*	941	3,235	941	3,235
TOTAL EQUITY	-	-	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *general and administration expenses*	2,294	2,294
NET PROFIT	2,294	2,294

(iv) Government Grants

In accordance with AIFRS, where a government grant relates to the acquisition or construction of an asset, the fair value is deferred and released, on a straight-line basis, to the income statement over the expected useful life of the relevant asset.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
Increase *deferred tax assets*	150	888	150	888
(Increase) *current deferred government grants*	(296)	(296)	(296)	(296)
(Increase) *non-current deferred government grants*	(204)	(2,664)	(204)	(2,664)
NET ASSETS	(350)	(2,072)	(350)	(2,072)
Decrease *retained earnings*	350	2,072	350	2,072
TOTAL EQUITY	350	2,072	350	2,072

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Decrease *other revenue*	2,460	2,460
(Decrease) *income tax expenses*	(738)	(738)
NET PROFIT	1,722	1,722

(v) Income Taxes

In accordance with AIFRS, the 'balance sheet' approach has been adopted in accounting for income taxes. This requires the identification of temporary differences for each asset and liability. These differences take into consideration the numerous tax jurisdictions in which the consolidated entity operates and the differences in the book and tax bases of assets and liabilities as a result of the acquisition of Aventis Behring which under AGAAP were treated as permanent differences. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the consolidated entity to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets and liabilities with differences in bases are realised. Such a deferred tax asset is not recognised under AGAAP.

In addition, in accordance with AASB 112 *Income Tax*, deferred tax assets and deferred tax liabilities of the same taxable entity/group are required to be set-off if they relate to income taxes levied by the same taxation authority and the entity/group has a legally enforceable right to set-off current tax assets against current tax liabilities.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
Increase/(decrease) *deferred tax assets*	184,446	(26,709)	(10,135)	(11,336)
(Increase)/decrease *deferred tax liabilities*	(61,014)	39,224	2,822	24,010
(Increase)/decrease *current trade and other payables*	-	-	-	(21,659)
NET ASSETS	123,432	12,515	(7,313)	(8,985)
Decrease *foreign currency translation reserve*	-	14,345	-	-
(Increase)/decrease *retained earnings*	(123,432)	(26,860)	7,313	8,985
TOTAL EQUITY	(123,432)	(12,515)	7,313	8,985

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *income tax expenses (non-cash)*	96,572	1,672
NET PROFIT	96,572	1,672

	Consolidated Entity		Parent Entity	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
Deferred tax assets				
- balance sheet approach / set-off (above)	184,446	(26,709)	(10,135)	(11,336)
- employee benefits (note ii)	8,229	5,066	160	48
- government grants (note iv)	150	888	150	888
	192,825	(20,755)	(9,825)	(10,400)
Deferred tax liabilities				
- balance sheet approach / set-off (above)	(61,014)	39,224	2,822	24,010
- goodwill (note i)	-	(10,676)	-	-
- employee benefits (note ii)	(225)	(11)	-	-
	(61,239)	28,537	2,822	24,010

82-3/85

The total incremental effect on the income statement arising from transition to AIFRS is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Income tax expense – continuing operations		
- balance sheet approach (above)	96,572	1,672
- goodwill (note i)	11,237	-
- employee benefits (note ii)	10,490	95
- government grants (note iv)	(738)	(738)
- discontinued operations (note vi)	(37,429)	-
	80,132	1,029

(vi) Profit on sale of business unit

In accordance with AIFRS, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve that relates to the business unit being disposed must be recognised in the income statement as part of the gain or loss on disposal. The gain or loss on disposal is also recalculated to incorporate the impact of the non-amortisation of goodwill as noted above.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
(Decrease) *intangible assets*	-	(760)	-	-
NET ASSETS	-	(760)	-	-
(Increase) *foreign currency translation reserve*	-	(11,200)	-	-
Decrease *retained earnings*	-	11,960	-	-
TOTAL EQUITY	-	760	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
(Increase) *other expenses*	(796)	-
(Decrease) *net profit from discontinued operations*	(11,164)	-
NET PROFIT	(11,960)	-

In addition, in accordance with AASB 5 Non-current assets Held for Sale and Discontinued Operations, the results of a disposed business unit and the profit on the sale of that business unit are removed from results from continuing operations and separately disclosed. The effect of this is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Decrease *sales revenue*	140,969	-
(Decrease) *cost of sales*	(94,091)	-
Decrease *other revenue*	458,510	-
(Decrease) *research and development expenses*	(4,763)	-
(Decrease) *selling and marketing expenses*	(7,470)	-
(Decrease) *general and administration expenses*	(9,348)	-
(Decrease) *other expenses – net assets of discontinued operations*	(178,548)	-
(Decrease) *other expenses*	(796)	-
(Decrease) *finance costs*	(2,825)	-
(Decrease) *income tax expense – continuing operations*	(37,429)	-
(Increase) *net profit after tax from discontinued operations*	(264,209)	-
NET PROFIT	-	-

82-3785

(vi) Foreign currency translation reserve: cumulative translation differences

In accordance with an exemption provided by AASB 1, the consolidated entity has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to $Nil. Accordingly the opening balance and subsequent foreign currency reserve transfers have been adjusted.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Decrease *foreign currency translation reserve*	54,536	96,787	-	-
(Increase) *retained earnings*	(54,536)	(96,787)	-	-
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(vii) Land and Buildings

In accordance with an exemption provided by AASB 1, the consolidated entity has elected to use a previous AGAAP revaluation of land and buildings as deemed cost. Accordingly, the balance of the asset revaluation reserve has been transferred to retained earnings.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Decrease *asset revaluation reserve*	22,837	22,837	22,824	22,824
(Increase) *retained earnings*	(22,837)	(22,837)	(22,824)	(22,824)
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(viii) AIFRS presentational adjustment – Prepayments and other receivables

In accordance with AASB 101 *Presentation of Financial Statements* Prepayments and Long term deposits have been reclassified from *Other assets* and *Other financial assets* to *Trade and other receivables* as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase current *trade and other receivables*	31,860	22,244	3,894	2,419
(Decrease) *other assets*	(31,860)	(22,244)	(3,894)	(2,419)
Increase non-current *trade and other receivables*	-	3,012	-	-
(Decrease) *other financial assets*	-	(3,012)	-	-
NET ASSETS	-	-	-	-

(ix) AIFRS presentational adjustment – Surplus lease space provisions

In accordance with AASB 101 *Presentation of Financial Statements* Surplus lease space provisions have been reclassified from Interest bearing liabilities to Provisions as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Decrease *current interest bearing liabilities*	5,353	6,720	-	-
(Increase) *current provisions*	(5,353)	(6,720)	-	-
Decrease *non-current interest bearing liabilities*	9,149	3,844	-	-

82-3785

(Increase) *non-current provisions*	(9,149)	(3,844)	-	-
NET ASSETS	-	-	-	-

(x) AIFRS presentational adjustment – Borrowing costs

In accordance with AASB 101 *Presentation of Financial Statements* Deferred borrowing costs are included within the carrying value of Interest bearing liabilities and therefore the following adjustment has been made:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
(Decrease) *non-current other assets*	(4,610)	(3,352)	-	-
Decrease *non-current interest bearing liabilities and borrowings*	4,610	3,352	-	-
NET ASSETS	-	-	-	-

(xi) AIFRS presentational adjustment – Other Revenue

In accordance with AASB 101 *Presentation of Financial Statements* items previously shown gross in Other Revenue are off-set with their associated costs and shown in either other income or expenses. The effect of this is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Decrease *other revenue*	712	13
(Decrease) *general and administration expenses*	(712)	(13)
NET PROFIT	-	-

(xii) AIFRS presentational adjustment – Other Expenses

In accordance with AASB 101 Presentation of Financial Statements, the category of other expenses has been eliminated and items have been reclassified to general and administration expenses as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *general and administration expenses*	5,802	-
(Decrease) *other expenses*	(5,802)	-
NET PROFIT	-	-

(xiii) AIFRS presentational adjustment – Inventory write-downs

In accordance with AASB 101 *Presentation of Financial Statements,* inventory write-downs (to net realisable value) have been reclassified from general and administration expenses to cost of sales. The effect of this is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *cost of sales*	26,148	981
(Decrease) *general and administration expenses*	(26,148)	(981)
NET PROFIT	-	-

(xiv) Reserves

The total incremental effect on Reserves of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Reserves				
- goodwill (note i)	-	1,951	-	-
- employee benefits (note ii)	-	(1,002)	-	-
- share-based payments (note iii)	(941)	(2,803)	(941)	(2,803)
- income taxes (note v)	-	14,345	-	-
- profit on sale of business unit (note vi)	-	(11,200)	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	54,536	96,787	-	-
- land and buildings (note viii)	22,837	22,837	22,824	22,824
	76,432	120,915	21,883	20,021

(xv) Retained earnings

The total incremental effect on Retained earnings of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Retained earnings				
- goodwill (note i)	-	(34,327)	-	-
- employee benefits (note ii)	12,389	9,048	373	111
- share-based payments (note iii)	941	3,235	941	3,235
- government grants (note iv)	350	2,072	350	2,072
- income taxes (note v)	(123,432)	(26,860)	7,313	8,985
- profit on sale of business unit (note vi)	-	11,960	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	(54,536)	(96,787)	-	-
- land and buildings (note viii)	(22,837)	(22,837)	(22,824)	(22,824)
	(187,125)	(154,496)	(13,847)	(8,421)

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
23 August 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent audit report to members of CSL Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 3 to 16 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Audit opinion
In our opinion:

1. the financial report of CSL Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 3 to 16 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Wingreen

Ivan Wingreen
Partner
Melbourne
23 August 2006

CSL Limited
2006 Full Year Result
23 August 2006

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

CSL

Highlights

Financial*

- NPAT from continuing operations from $235m to $351m
- Strong operating cashflow $522m
- EPS from continuing operations 193 cents up 61%
- Total dividend 68 cents
  - Final dividend 40 cents (unfranked)

Global Sales $2.85bn



Rest of World 13%
North America 33%
Australia 10%
Asia 9%
Europe 35%

CSL

* *Financial comparisons are made on a A-IFRS basis unless stated otherwise.*

Key Operational Highlights

- GARDASIL® approved by FDA & TGA
- Globalisation of influenza vaccine strategy announced
  - Plans to double manufacturing capacity
- CSL Behring margin expansion
- Vivaglobin® (Subcutaneous Ig) approved by FDA
- Proposal to acquire Zenyth Therapeutics
- Naming alignment

CSL

Financial Performance
Continuing Operations (A-IFRS)

	Fiscal 2006 A$M	Fiscal 2005 A$M	Change 2005 v 2006
Sales	2,849	2,609	9%
EBITDA	631	555	14%
EBIT	515	432	19%
NPAT	351	235	49%
EPS	$1.93	$1.20	61%
CFO	522	577	(10)%
DPS *Ord*	68c	47c*	45%

** Excludes special dividend of 10 cents per share*

CSL

Human Health
Business Unit Performance

- CSL Behring
- Other Human Health
  - CSL Bioplasma
  - CSL Biotherapies
  - CSL research & development

CSL

CSL Behring

- Sales A$2,446m (US$1,826m)
- EBIT A$498m, EBITDA A$583
- Operations
  - Robust sales growth (up 10% in USD terms)
  - Strong integration benefits and operational efficiencies
  - Demand for core products solid
  - Continuing growth of specialty products
  - Vivaglobin® launched
  - Increasing plasma collections to meet sales demand
  - Capital program commenced on chromatographic 10% liquid IVIG and filling line at Bern facility

CSL

Acquired Inventory benefit replaced


$Am
CSL Behring EBITA
600
500
400
300
200
100
0
$396m
Inventory Benefit $155m
(Excludes inv. Benefit)
2005
+ 29%
$509m
$49m
(Excludes inv. Benefit)
2006

- Integration synergies
- Operational efficiencies
- Margin expansion
- Sales growth
- Price recovery

CSL

CSL Behring Sales – Therapy Group



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
US$1,656m
+10%
US$1,826m
Other
Immuno-globulins
Wound H
Critical Care
pdCoag
rFVIII
Jun 05
Jun 06

Sales for the 12 month period

Highlights

- IVIG price recovery
- Albumin supply in balance resulting in price improvement
- vWF - solid 7% growth approx. 60% of pdFVIII
- Helixate® sales up 10%

Plasma supply secure

Source plasma

- 73 collection centres meeting ZLB Behring plasma requirements
- Approx. 70% of throughput derived from source plasma
- Modest stock increase in FY2007 reflecting normalised supply chain and discontinuation of ARC toll fractionation
- Modest fee increase necessary

Recovered plasma

- 5 year agreement with Blood Centres of America

Meeting demand for immunoglobulins

- Increased plasma collection
- Capital investment and new capacity
- New formulations and sources of supply (e.g., Vivaglobin®)

U.S. Dept. of Health and Human Services August 2005

"...we do not find evidence of an overall shortage of IGIV at present, or indications of an impending shortage"

Congressional Testimony of CMS on July 13, 2006

"There is sufficient supply of IVIG."

CSL

Entering a period of stable industry growth

The last decade has been one of challenges for the industry

- GMP compliance issues causing plant closures and a surge in IVIg prices
- People with haemophilia switching from pdFVIII to rFVIII
- Over-ambitious expansion plans
- A decade of roller coaster prices

The industry has reached a position of stability

- Consolidation leading to global players accessing the US market
- Vertical integration of plasma supply and fractionation

Stable demand conditions

- Continued steady growth in IVIG usage across the globe
- No new surprises in albumin and pdFVIII

In the absence of shocks expect the industry to stay on the same stable growth path

Profitable litre objective for Margin expansion


Revenue per liter
Fibrin-ogen
Wound Healing
Inhibitors
FIX
Beriplex
API
Immunoglobulins
Litres PEQ
Specialty products
Core products
New markets
New indications

CSL

82-3785

CSL Behring

Outlook for FY2007 - stable to favourable market conditions

Margin expansion driven by:

- Sales growth approx. 5%
  - Higher for core products
- Optimizing IG portfolio
  - Carimune® volume and price improvement
  - Full year of Vivaglobin® sales
  - Liquid sales in Europe
- Operational efficiencies
- Specialty product growth
- Chromatographic Liquid in US a high priority

CSL Bioplasma

Sales $191m (down 8%)

Australian Business

- Improved Intragam® P yield > 5g/l
- Recombinant policy change toward haemophilia reduces plasma derived coagulation sales
- AUSFTA – Flood committee to report by 1 Jan 2007

Asian Business

- Continued strong demand for Albumin throughout region

CSL

CSL Biotherapies

Sales $212m (+3%)

- Influenza sales increased from $48m to $70m
  - Largely growth in Northern hemisphere sales
- Generic competition, vaccine program completion and product deletion impacting sales
- GARDASIL®
  - TGA approval for females aged 9-26 years and males aged 9-15 years
- Exclusive marketing rights in Australia & NZ

Merck agreement for new and existing vaccines

- New include ZOSTAVAX™, RotaTeq®, ProQuad®

Globalisation of influenza vaccine

- Plant expansion commenced – 40m doses per season
- Supply agreement with Australia & New Zealand
- Approval to supply bulk to Korea
- US trial fully recruited – 1,400 patients
- Initial launch planned for 2007-08 winter season – requires accelerated approval
- Pandemic Influenza Vaccine – H5N1
  - Human clinical trial 1 compete – encouraging results
  - Second trial underway exploring response to higher doses of antigen in a broader age group

CSL

R&D Highlights - Growth Strategy

Global Specialty Bio-pharmaceutical

- *HPV royalties*
- *GARDASIL® (Aust)*

- *Influenza vaccine*
- *Improved products*
- *Market Development*

- *ISCOMATRIX® adjuvant*
- *Novel Biotech products*

[illegible]
- [illegible]
- [illegible]
- [illegible]
- New products – [illegible] medical needs

CSL

R&D Highlights – Investment



$Am
180
150
120
90
60
30
0
$141m
$161m
New
Product
Development
Market
Development
Life
Cycle
Management
FY2005
FY2006

CSL

HPV GARDASIL®

- US FDA approves Merck's GARDASIL®
- Unanimous ACIP recommendation
  - GARDASIL® should be administered to females:
  - aged 11 – 12 years old;
  - aged 13-26 years old, who have not previously been vaccinated: and
  - aged 9-10 years old at the discretion of their doctor.
- C'tee for Medicinal Products for Human Use in Europe recommends GARDASIL® approval
- Royalty to CSL approx. 7%

CSL

R&D Highlights – Life Cycle Management

Immunology

- FDA approval of Vivaglobin®
- Chromatographic 10% liquid immunoglobulin trials complete in PID and ITP
- US 12% liquid application under FDA review
  - Successfully marketed in Europe

Coagulation

- Surgical study for Humate®/Haemate® complete
  - BLA supplement submitted to the FDA

CSL Bioplasma

- IgNextGen – IVIG 10% liquid & SCIG on track to start clinical trials in 2007
- Biostate® - vWD clinical trial progressing

CSL

R&D Highlights – Market Development

Immunology

- Clinical use of immunoglobulins in autoimmunity

Critical Care

- Berinert® *(C1 esterase inhibitor)*
  - PhIII efficacy study in progress for US FDA registration
- Beriplex *(prothrombin complex)*
  - PhIII efficacy study in progress for EU registration

Influenza

- USA and Asia clinical development
- Europe registrations
- FDA compliance at Parkville

CSL

R&D Highlights – New Product Development

ISCOMATRIX® adjuvant

- Demonstrate utility in infection and cancer
  - Pilot projects: NY-ESO-1, HCV, HPV therapeutic, Influenza
- "Industrialise"
  - Establish manufacture and scale-up
  - Facilities at Kankakee
- Multiple partners and applications
  - Merck and others
- Evaluate best use in-house
  - HPV Therapeutic
  - Influenza
- Licensing of pilot antigens
  - NY-ESO-1 (LICR) to GSK

CSL

R&D Highlights – New Product Development

rHDL for Acute Coronary Syndromes

- PhII clinical trial results by early 2007

Recombinant Antibodies for Cancer and Inflammation

- TLA on track for clinical testing early 2007
- Early stage Australian sourced opportunities
- Mammalian cell production facilities
- Evogenics and other technology licenses
- Complementary Zenyth acquisition

CSL

R&D Highlights - Zenyth



Strategic Review
Due Diligence
Integration Planning
Integration
MID signing 17July
Shareholder Vote early Oct

- Complements CSL's recombinant antibody interests
- Broadens portfolio of early stage R&D projects in CSL's field of research: cancer, immunology and inflammation
- Melbourne based company
- High quality partners and collaborators
- Incremental investment likely to contribute to future value creation

CSL

82-3785

Human Health - Other

Outlook for FY2007

Revenues up approx. 5-8%

- Australian launch of GARDASIL®

EBIT reduction approx. $10m

- Investing in the internationalisation of Flu
- Costs associated with launch of Merck vaccines
- Increased R&D spend

Financial Detail

CSL

A - IFRS

Reconciliation of 2005 Net Profit

Consistent with previous guidance

	A$m
Net profit (AIFRS)	**487.8**
○ Amortisation expense	
○ Employee benefit expense	
○ Profit on sale of business unit	
○ Share based payment expense	
○ Other revenue - Govt. grants	
○ Income tax expense	
Net profit (AGAAP)	**546.5**

CSL

NPAT growth from continuing operations



A$M
400
350
300
250
200
150
100
50
0
$235m
$351m
2005
2006

CSL

Replacing Inventory benefit - EBIT


US$M
140
120
100
80
60
40
20
0
US$117m
(A$157m)
(Inventory benefit NPAT US$73m)
US$37m
(A$50m)
(US$23m)
2005
2006

Synergy, efficiency and growth replacing residual inventory benefit in FY2007



EBIT US$M
140
120
100
80
60
40
20
0
US$117m
(A$157m)
(Inventory benefit NPAT)
US$37m
(A$50m)
US$9m
(A$12m)
2005
2006
2007

CSL

Managing Working Capital


$M
1,600
1,400
1,200
1,000
800
600
400
200
0
Inventory
Cash Flow from Operations
Jun-04
Jun-05
Jun-06

- Inventory acquired successfully managed down
- Production balanced with demand
- Inventory, working capital and cashflow will fluctuate in line with business growth

CSL

Strong Balance Sheet

Cash Flow from Operations $522m

- Modest benefit from acquired inventory sales (approx. $50m)
- LY $577m boosted by approx. $200m acquired inventory sales

Working Capital	2006	2005
Inventory Turns	1.77	1.47
Days Debtors	65.5	65.8
Financial Leverage		
Net Debt*	643	287
Interest Cover (times)	32.1	19.8
Net Debt* to net debt plus equity	24.4%	12.0%

* *Includes contingent provision*

CSL

Investing for Growth

	Capex $Am	Comment
Chromatographic 10% liquid IVIG	50	Majority of remaining spend in 2007
Influenza manufacturing	80	Balance of spend split between 07 & 08
Filling Line	20	
ISCOMATRIX ®	20	Leverages existing infrastructure
R&D Investments	10	
Major projects	180	

- *Approved programs – expenditure across a number of years*

CSL

Foreign Exchange

Forecast Rates FY06/07

Translation

- AUD/USD 0.75
- AUD/EUR 0.63
- AUD/CHF 0.94

Sensitivity

10% movement in $A relative to basket = +/- $39m NPAT

Transaction

- USD/CHF 1.25
- USD/EUR 0.84

10% movement in $USD relative to basket = +/- $15m NPAT

Net exposure reduced with natural hedges

CSL

Tax

- Est. 2006/07 effective tax rate between 30% & 35%
- Consistent with previous guidance
- Multiple tax jurisdictions
- *In recognition of our continued investment in Bern, and in particular the Chromatographic Liquid IVIG facility and the commitment by CSL to retain Bern as its center of excellence for IVIG and related R&D activity, the Canton of Bern has revised our tax holiday in order that the benefits to ZLB are matched with the significant investment in, and sales from, the new facility.*
- *This results in no Canton tax support during the years 2005/06 to 2007/08 (3 years) with benefits from the tax holiday recommencing from financial year 2008.*

CSL

Group Outlook for FY2007*

- Total revenue growth approx. 6%
  - GARDASIL® Royalty** approx. $40 - $50m
- R&D spend up 10%
- EBIT growth approx. 20%
- EPS growth in the range of 15% – 20%
- Capex approx. $140m
- Dividends not significantly franked

* *Subject to currency fluctuation, material price movements in core plasma products, GARDASIL royalty, impact of Zenyth acquisition and effective tax rate*

** *CSL estimate only*

CSL

Board Changes

Peter Wade retiring before AGM
- 20 year commitment to growth of CSL – seven years as chairman

Elizabeth Alexander
- New Chairman
- Appointed to Board in 1991 – 15 years experience

Dr Arthur Webster
- Not seeking re-election at the AGM

Professor John Shine
- New Director
- Executive Director of the Garvan Institute of Medical Research

Growth Strategy

Global Specialty Bio-pharmaceutical

- *HPV royalties*
- *GARDASIL® (Aust)*

- *Influenza vaccine*
- *Improved products*
- *Market Development*

- *ISCOMATRIX®* adjuvant
- *Novel Biotech products*

Research & Development

CSL

Appendix

CSL

Group Results[1][5]

Full year ended June	2006 $m	2005 $m	Change %
Sales	**2,848.9**	**2,609.0**	
Other Revenue	54.6	41.3	
Total Revenue	**2,903.5**	**2,650.3**	**10%**
Earnings before Interest, Tax, Depreciation & Amortisation	**631.1**	**554.6**	**14%**
Depreciation/Amortisation	116.1	122.4	
Earnings before Interest and Tax	**515.0**	**432.2**	**19%**
Net Interest Expense	16.0	21.9	
Tax Expense	148.1	175.6	
Net Profit after tax from continuing operations	**350.9**	**234.7**	**49%**
Net Profit after tax from discontinued operations [4]	-	253.1	
Net Loss after tax from contingent consideration[2]	(233.5)	-	
Net Profit after contingent consideration & discontinued operations	**117.4**	**487.8**	**(76%)**
Total Ordinary Dividends (cents)	68.0	47.0	45%
Final Dividend (cents) [3]	40.0	30.0	
Basic EPS (cents) from continuting operations	192.8	119.8	61%

CSL

Group Results - Notes

(1) *The company's results for the year ended 30 June 2006 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 30 June 2005 has also been restated in accordance with the introduction of the new standard. A detailed reconciliation can be found in note 37 to the financial statements.*

(2) *Provision for contingent payment arising from the acquisition of Aventis Behring.*
CSL agreed to pay US$250 million to Aventis (now Sanofi - Aventis) if CSL's share price moved above $35 dollars and remained above that price for 60 consecutive trading days during the period 27 September 2007 and 26 March 2008. CSL retains the option to issues shares in CSL in lieu of cash.

(3) *For Australian dividend withholding tax purposes, the dividend will be declared to be wholly conduit foreign income in the dividend statement. Under Australian taxation law, dividends that are conduit foreign income are exempt from Australian dividend withholding tax when paid to non-residents of Australia.*

(4) *After tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

(5) *Adjusted for the provision for the continent payment arising from the acquisition of Aventis Behring and the after tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

CSL